  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1997.

                                                REGISTRATION NO. 333-39695
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                         GULF ISLAND FABRICATION, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
        LOUISIANA                    3441                  72-1147390
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
      JURISDICTION        CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)
    OF INCORPORATION)
                               583 THOMPSON ROAD
                            HOUMA, LOUISIANA 70363
                                (504) 872-2100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               KERRY J. CHAUVIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         GULF ISLAND FABRICATION, INC.
                               583 THOMPSON ROAD
                            HOUMA, LOUISIANA 70363
                                (504) 872-2100
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
         CARL C. HANEMANN                          THOMAS P. MASON
     JONES, WALKER, WAECHTER,                   ANDREWS & KURTH L.L.P.
            POITEVENT,                        4200 TEXAS COMMERCE TOWER
     CARRERE & DENEGRE, L.L.P.                  600 TRAVIS, SUITE 4200
      201 ST. CHARLES AVENUE                     HOUSTON, TEXAS 77002
   NEW ORLEANS, LOUISIANA 70170                     (713) 220-4200
          (504) 582-8000

                                ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 13, 1997

                                2,000,000 SHARES

                         GULF ISLAND FABRICATION, INC.

                                  COMMON STOCK
[Logo of Gulf Island Fabrication, Inc. appears here]

  All of the shares of common stock, no par value per share (the "Common Stock"), of Gulf Island Fabrication, Inc. ("Gulf Island" or the "Company") offered hereby (the "Offering") are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

  The Common Stock is traded on the Nasdaq National Market under the symbol "GIFI." On November 12, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $29.75. See "Price Range of Common Stock and Dividend Policy."

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
  CONTRARY IS A CRIMINAL OFFENSE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                  PROCEEDS TO
                                                   UNDERWRITING     SELLING
                                   PRICE TO PUBLIC  DISCOUNT(1)  SHAREHOLDERS(2)
--------------------------------------------------------------------------------
Per Share.........................       $              $              $
--------------------------------------------------------------------------------
Total(3)..........................      $              $              $
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of
    1933, as amended. See "Underwriting."
(2)Before deducting expenses payable by the Company estimated at $     .

(3) The Selling Shareholders have granted to the several Underwriters an option for 30 days to purchase up to an additional 300,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discount and Proceeds to Selling Shareholders will be
    $    , $    and $    , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about
   , 1997.

                                  -----------

MORGAN KEEGAN & COMPANY, INC.

                        RAYMOND JAMES & ASSOCIATES, INC.

                                                   JOHNSON RICE & COMPANY L.L.C.

                   The date of this Prospectus is    , 1997.

        [PHOTO(S) APPEAR HERE]               FOUR LEG DECK FABRICATED BY
                                              THE COMPANY (4200 TONS).

  750 FOOT TALL JACKET FABRICATED              [PHOTO(S) APPEAR HERE]
         BY THE COMPANY IN
     TRANSIT THROUGH THE HOUMA
          NAVIGATION CANAL

                            [PHOTO(S) APPEARS HERE]

       ARTIST'S RENDITION OF THE SEA STAR(R) TENSION LEG PLATFORM BEING
          FABRICATED BY THE COMPANY. THE SEA STAR(R) WAS DESIGNED BY ATLANTIA CORPORATION AND WILL BE INSTALLED IN 1,700-1,800 FEET OF WATER.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT AND OTHER STABILIZING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto included elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Certain technical terms are defined in the "Glossary of Certain Technical Terms" appearing immediately before the Index to Financial Statements. As used herein, unless the context requires otherwise, the "Company" refers to Gulf Island Fabrication, Inc., its predecessor and subsidiaries, including Dolphin Services, Inc. and related companies ("Dolphin Services") which were acquired by the Company in January 1997. All references to the number of outstanding shares of Common Stock of the Company and per share amounts have been adjusted for a two-for-one stock split effectuated as a stock dividend that became effective on October 28, 1997.

                                  THE COMPANY

  Gulf Island Fabrication, Inc. is a leading fabricator of offshore drilling and production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. Structures and equipment fabricated by the Company include jackets and deck sections of fixed production platforms, hull and deck sections of floating production platforms (such as tension leg platforms), piles, wellhead protectors, subsea templates and various production, compressor and utility modules. The Company believes it is one of only three domestic companies capable of fabricating fixed offshore production platforms, including jackets, for installation in water depths greater than 300 feet. The Company's focus on controlling costs and providing high quality, reliable products and services has enabled it to be profitable for each year since 1988.

  Demand for the Company's products and services is primarily a function of the level of offshore oil and gas activity in the Gulf of Mexico and, to a lesser extent, offshore areas in West Africa and Latin America. Over the past five years, improvements in seismic and drilling technology, production techniques and oil and gas prices have resulted in an increased number of acreage blocks leased by oil companies in the Gulf of Mexico, more intensive drilling activity in shallow water areas, and increased exploration of deepwater areas of the Gulf of Mexico. The number of 5,000 acre blocks leased by oil companies in the Gulf of Mexico from the Mineral Management Service (the "MMS") has increased from 204 in 1992 to 1,808 in 1997, a number of which are pending final MMS approval. The number of active drilling rigs in the Gulf of Mexico has increased from less than 60 in May 1992 to approximately 170 at the end of October 1997.

  The Company believes that the number of blocks leased and the number of active drilling rigs are leading indicators of demand for the Company's products, with fabrication activity trailing leasing and drilling activity by one to three years. As a result, demand for the Company's products has improved during the last two years. Revenue in 1996 increased 24% to $79.0 million, earnings before interest, taxes, depreciation and amortization ("EBITDA") increased 172% to $9.3 million and net income increased 360% to $7.3 million, in each case as compared to 1995. For the nine months ended September 30, 1997, which includes the consolidated results of operations of Dolphin Services, revenue increased 68.2% to $101.6 million, while EBITDA increased 157% to $17.1 million, and net income increased 80.4% to $9.4 million, in each case as compared to the corresponding nine-month period in 1996. See "Selected Financial and Operating Data--Footnote 7" for a further explanation of EBITDA. The Company's backlog at December 31, 1996 was $87.1 million as compared to $22.0 million at the end of 1995. At September 30, 1997, the Company's backlog was $92.8 million.

  The Company was founded in 1985 by a group of investors, including the Selling Shareholders, and began operations at its main fabrication yard on the Houma Navigation Canal in southern Louisiana, approximately 30 miles from the Gulf of Mexico. On January 2, 1997, the Company acquired Dolphin Services, a company that performs offshore and inshore fabrication and construction services (the "Dolphin Acquisition"). The Company completed the initial public offering of its Common Stock in April 1997 (the "Initial Public Offering"). The Company's facilities are located on 597 acres, of which 250 acres are currently developed for fabrication activities with 347 acres available for expansion. These facilities allow the Company to build jackets for fixed production platforms for use in water depths up to 800 feet and deck sections for fixed or floating production platforms for use in unlimited water depths. In addition, the Company is able to build certain hull sections of tension leg platforms, typically for use in water depths greater than 1,000 feet.

                                GROWTH STRATEGY

  The Company's growth strategy is to capitalize on the positive trends and opportunities in the offshore fabrication and construction industry. Key elements of this strategy are to:

 . INCREASE PRODUCTION CAPACITY. In order to capitalize on the increased demand for its fabrication services, the Company is taking actions to increase the production capacity of its fabrication yards by (i) purchasing additional equipment, (ii) expanding and upgrading its existing buildings and equipment and (iii) increasing the size and capability of its workforce. In 1996, the Company spent approximately $5.8 million to purchase equipment and modify its fabrication yards in order to increase capacity and improve productivity. The Company has spent $12.8 million through September 30, 1997, and anticipates spending an additional $19.0 million through the remainder of 1997 and 1998, for additional capital improvements to its fabrication yards. During 1997, the Company increased its workforce by 524 employees to 1,050 at September 28, 1997, including approximately 350 employees added as a result of the Dolphin Acquisition, and has recently expanded programs to attract additional workers.

 . MAINTAIN A LOW COST STRUCTURE. The Company believes it is a low-cost fabricator of offshore structures due to its state-of-the-art production techniques, skilled and motivated workforce, efficient management and low overhead costs. The Company plans to continue to emphasize cost savings through, among other things, the addition of labor-saving equipment, while providing high quality products and reliable services to its customers.

 . ACQUIRE RELATED BUSINESSES. Dolphin Services, which the Company acquired for approximately $5.9 million, generated $26.8 million in revenue, $2.6 million in EBITDA and $1.4 million in net income for the year ended December 31, 1996. See "Selected Financial and Operating Data--Footnote 7" for a further explanation of EBITDA. The Dolphin Acquisition significantly increased the Company's revenue, cash flow and number of employees and broadened the Company's product and service offerings. Management believes that there are additional opportunities to acquire companies that have related or complementary products or services to those currently provided by the Company. The Company is free of debt, and management believes that its capital structure will enable it to pursue such opportunities as they arise.

 . PURSUE ADDITIONAL INTERNATIONAL OPPORTUNITIES. There are significant opportunities to supply platforms outside of the Gulf of Mexico. From January 1, 1992 through December 31, 1996, approximately 25% of the Company's revenue was derived from the fabrication of structures installed outside of the Gulf of Mexico, including offshore West Africa and Latin America. Many of the Company's customers who operate in the Gulf of Mexico also have extensive operations in international areas. Management believes that its established relationships with such customers, combined with its certification as an ISO 9002 fabricator, will continue to facilitate the Company's development of its international presence. The Company believes that some companies will continue to utilize U.S. fabricators to build platforms for use in foreign markets despite additional transportation costs because of the higher quality and lower costs available from U.S. fabricators. In the future, the Company may pursue joint venture relationships or other cooperative arrangements in order to increase its participation in such projects.

  The Company is incorporated under the laws of the State of Louisiana and its principal executive offices are located at 583 Thompson Road, Houma, Louisiana 70363, its telephone number is (504) 872-2100, and its mailing address is P.O. Box 310, Houma, Louisiana 70361-0310.

                            RECENT DEVELOPMENTS

  The Company has recently entered into an agreement to acquire Southport, Inc., a corporation headquartered in Harvey, Louisiana ("Southport") which specializes in the fabrication of living quarters for offshore platforms, for $6 million in cash, payable at the closing of the acquisition, plus contingency payments of up to an additional $5 million payable out of Southport's net income over a four-year period ending December 31, 2001. The Company anticipates that substantially all of the initial and deferred portions of the acquisition price will be paid with available working capital. Completion of the transaction is subject to various conditions including the satisfactory completion of due diligence by the Company, and no assurance can be given that the acquisition will be successfully completed.

  Southport's revenue and net income were $17.8 million and $0.6 million, respectively, for the year ended December 31, 1996, and $14.4 million and $1.1 million, respectively, for the nine months ended September 30, 1997. Due to a $1.1 million net operating loss carry forward, Southport is expected to incur a very low effective tax rate for 1997. Southport had approximately 180 employees at September 30, 1997.

                                  THE OFFERING

Common Stock offered by Selling
Shareholders........................   2,000,000 shares

Common Stock to be outstanding
after the Offering..................  11,600,000 shares(1)

Use of proceeds.....................  The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

Nasdaq National Market symbol.......  GIFI
--------
(1) Excludes 392,000 shares issuable upon exercise of outstanding options. See "Management--Compensation Pursuant to Plans--Long-Term Incentive Plan."

                                  RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. In particular, prospective investors should be aware of the effect on the Company of the risks presented by the factors listed under "Risk Factors."

                      SUMMARY FINANCIAL AND OPERATING DATA

  The following table sets forth summary historical financial and operating data as of the dates and for the periods indicated. The historical financial data for each year in the three-year period ended December 31, 1996 are derived from the audited financial statements of the Company. The following table also sets forth unaudited historical financial and operating data as of September 30, 1996 and 1997 and for each of the nine-month periods then ended and unaudited pro forma financial information as of and for the year ended December 31, 1996 that gives effect to significant events that occurred subsequent to December 31, 1996, including the Dolphin Acquisition and the termination of the Company's S Corporation status, as further explained in the notes thereto. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this Prospectus. All references to the number of outstanding shares of Common Stock and per share data have been adjusted for a two-for-one stock split that became effective October 28, 1997.

                                                                NINE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                         -----------------------------------    -------------------
                                                      PRO
                                                     FORMA
                          1994     1995     1996    1996(1)     1996(2)     1997
                         -------  -------  -------  --------    -------------------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenue............... $60,984  $63,779  $79,004  $103,007    $ 60,376  $ 101,556
  Cost of revenue.......  57,519   60,034   68,673    88,853      53,275     83,282
                         -------  -------  -------  --------    --------  ---------
  Gross profit..........   3,465    3,745   10,331    14,154       7,101     18,274
  General and
   administrative
   expense..............   1,567    1,730    2,161     3,803       1,567      3,262
  Non-recurring
   compensation
   charge(3)............     --       --       500       500         --         --
                         -------  -------  -------  --------    --------  ---------
  Operating income......   1,898    2,015    7,670     9,851       5,534     15,012
  Net interest expense..     328      430      384       899         297        212
                         -------  -------  -------  --------    --------  ---------
  Income before income
   taxes................   1,570    1,585    7,286     8,952       5,237     14,800
  Provision for income
   taxes................     --       --       --        --          --       4,210
  Cumulative deferred
   tax provision........     --       --       --        --          --       1,144
                         -------  -------  -------  --------    --------  ---------
  Net income............ $ 1,570  $ 1,585  $ 7,286  $  8,952    $  5,237  $   9,446
                         =======  =======  =======  ========    ========  =========
UNAUDITED PRO FORMA DA-
 TA:
  Income before income
   taxes................                   $ 7,286  $  8,952    $  5,237  $  14,800
  Pro forma provision
   for income taxes(4)..                     2,934     3,553(5)    1,990      5,589
                                           -------  --------    --------  ---------
  Pro forma net income..                   $ 4,352  $  5,399    $  3,247  $   9,211
                                           =======  ========    ========  =========
  Pro forma net income
   per share............                   $  0.55  $   0.69    $   0.41  $    0.89
                                           =======  ========    ========  =========
  Pro forma weighted
   average common
   shares(6)............                     7,854     7,854       7,854     10,370
OTHER FINANCIAL DATA:
  Depreciation and
   amortization......... $ 1,370  $ 1,382  $ 1,586  $  2,013    $  1,128  $   2,104
  Capital expenditures.. $   676  $   992  $ 5,838  $  6,722    $  5,481  $  12,787
  EBITDA(7)............. $ 3,268  $ 3,397  $ 9,256  $ 11,864    $  6,662  $  17,116
  EBITDA margin(8)......     5.4%     5.3%    11.7%     11.5%       11.0%      16.9%

                            AS OF DECEMBER 31, 1996          AS OF SEPTEMBER 30,
                            ----------------------------     ---------------------
                                                PRO
                             HISTORICAL       FORMA(1)        1996(2)     1997
                            ------------     -----------     ---------------------
                                          (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital, exclud-
   ing current maturities
   of long-term debt.......  $    11,532     $    14,637     $   8,092  $   16,887
  Property, plant and
   equipment, net..........       17,735          21,292        17,833      31,533
  Total assets.............       35,909          46,026        36,048      66,854
  Debt, including current
   maturities..............        6,187(9)       25,803(9)      4,417          --
  Shareholders' equity.....       23,498           9,240        21,926      47,630

                                                            NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                  ----------------------- ---------------------
                                   1994    1995    1996       1996       1997
                                  ------- ------- ------- ------------- -------
                                                 (IN THOUSANDS)
OPERATING DATA:
  Direct labor hours worked(10)..   1,037     920   1,073        817      1,615
  Backlog(11)
   In direct labor hours.........     400     427   1,038      1,037      1,363
   In dollars.................... $20,740 $22,003 $87,093    $66,490    $92,847
                                                           NINE MONTHS
                                  YEAR ENDED DECEMBER 31,     ENDED
                                  ----------------------- SEPTEMBER 30,
                                   1994    1995    1996       1997
                                  ------- ------- ------- -------------
GULF OF MEXICO INDUSTRY DATA:
  Total blocks leased(12)........     560     835   1,508      1,808
  Deep water blocks leased(13)...      94     326     888      1,261
  Drilling rigs under
   contract(14)..................     129     133     148        167
  Offshore platforms
   installed(15).................     123      80     109        N/A

--------
 (1) Gives effect to the Dolphin Acquisition as if consummated at the end of the period presented for balance sheet data and as of the beginning of the period presented for all other data, and should be read in conjunction with the unaudited pro forma financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

 (2) The summary financial and operating data for the nine months ended September 30, 1996 does not give effect to Dolphin Acquisition and, accordingly, the summary financial and operating data for the nine months ended September 30, 1996 and 1997 is not comparable.
 (3) In December 1996, the Company's principal shareholders sold an aggregate of 98,000 shares of Common Stock to the Company's executive officers at a total purchase price of $350,000. The Company was required to recognize a non-cash expense equal to the difference between the aggregate purchase price for such shares (adjusted for certain distributions with respect to such shares that were paid in 1997 before completion of the Initial Public Offering) and the estimated value of such shares at the time of the Initial Public Offering.
 (4) Includes pro forma effect for the application of federal and state income taxes to the Company as if it were a C Corporation for tax purposes. Prior to the Initial Public Offering, the Company elected to terminate its S Corporation status. As a result, the Company became subject to corporate level income taxation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Pro Forma Results of Operations; Tax Adjustments," notes 1 and 2 to the Company's audited financial statements and note 3 to the Company's financial statements for the nine months ended September 30, 1997 included elsewhere in this Prospectus.

 (5) Includes approximately $619,000 in federal and state income taxes, net of acquisition adjustments, accrued in 1996 by Dolphin Services, which operated as a C Corporation until January 1, 1997, at which time its shareholders elected to be taxed as an S Corporation.
 (6) Calculated as weighted average common shares, increased to reflect sufficient additional shares required to be sold to pay the pro forma distribution payable to the shareholders in excess of historical net income for 1996 (854,000 shares). The number of such additional shares is based on the Initial Public Offering price of $7.50 per share, less offering expenses.
 (7) The Company calculates EBITDA (earnings before interest expense, income taxes, depreciation and amortization) as operating income plus depreciation and amortization. EBITDA should not be considered as an alternative to net income or any other measure of operating performance in accordance with generally accepted accounting principles. EBITDA is widely used by financial analysts as a measure of financial performance. The Company's measurement of EBITDA may not be comparable to similarly titled measures reported by other companies.
 (8) EBITDA margin is calculated by dividing EBITDA by revenue.
 (9) Historical and pro forma information includes $530,000 of current maturities of debt. In addition, pro forma information includes approximately $13.2 million of debt incurred (as of December 31, 1996) to fund a distribution to the Company's shareholders prior to the completion of the Initial Public Offering and $206,000 of current maturities of debt of Dolphin Services. See "Prior S Corporation Status" and "Certain Transactions."

(10) Direct labor hours are hours worked by employees directly involved in the production of the Company's products. Data for the nine months ended September 30, 1997 excludes direct labor hours attributable to salaried employees of Dolphin Services.
(11) The Company's backlog is based on management's estimate of the number of direct labor hours required to complete, and the remaining amounts to be invoiced with respect to, those projects on which a customer has authorized the Company to begin work or purchase materials. Backlog at September 30, 1997 included approximately 100,000 direct labor hours and $5.2 million attributable to portions of orders expected to be completed after September 30, 1998. See "Risk Factors--Backlog" and "Business-- Backlog."
(12) Represents the number of 5,000 acre tracts leased by the MMS to oil and gas companies in the Gulf of Mexico. Data obtained from the MMS. Data for the nine months ended September 30, 1997 include leases subject to final approval of the MMS.
(13) Represents the number of 5,000 acre tracts located in water depths greater than 200 meters leased by MMS to oil and gas companies in the Gulf of Mexico. Data obtained from the MMS.
(14) Represents the average number of drilling rigs under contract in the Gulf of Mexico for the period presented. Data obtained from Oceandrill Data Services.
(15) Represents the number of fixed development drilling and production platforms installed in the Gulf of Mexico in the period presented. Data obtained from Offshore Data Services.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the investment considerations set forth below, as well as the other information contained in this Prospectus.

CYCLICALITY; DEPENDENCE ON ACTIVITY IN THE OIL AND GAS INDUSTRY

  The demand for the Company's services has traditionally been cyclical, depending on the condition of the oil and gas industry and, in particular, the level of capital expenditures of oil and gas companies who operate in the Gulf of Mexico. These capital expenditures are influenced by prevailing oil and natural gas prices, exploration and production companies' expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of offshore leases in the United States and overseas, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, and the ability of oil and gas companies to access or generate capital sufficient to fund capital expenditures for offshore exploration, development and production activities. Although the trend of oil and natural gas prices over the past year has been generally favorable, over the past several years, oil and natural gas prices and the level of offshore drilling and exploration activity have fluctuated substantially, resulting in significant fluctuations in demand for the Company's services. In addition, because of high demand for various services related to oil and gas drilling and development (for example, drilling rigs and offshore marine transportation services), the cost of such services has increased and this has had and may continue to have the effect of curtailing the amount available in the capital expenditure budgets of oil and gas companies for the Company's fabrication services. A significant or prolonged reduction in oil or natural gas prices in the future or continued elevated drilling and development costs would likely depress offshore drilling and development activity. A substantial reduction of such activity would reduce demand for the Company's services and could have a material adverse effect on the Company's financial condition and results of operations.

NEED FOR SKILLED WORKERS

  The Company's ability to remain productive and profitable depends substantially on its ability to retain and attract skilled construction workers, primarily welders, fitters and equipment operators. The Company's ability to expand its operations depends primarily on its ability to increase its labor force. The demand for such workers is high, and the supply is extremely limited. While the Company believes that its wage rates are competitive and that its relationship with its skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction in the Company's skilled labor force, increases in the wage rates paid by the Company, or both. If either of these events occurred, in the near-term, the profits realized by the Company from work in progress would be reduced or eliminated, and, in the long-term, the production capacity and profitability of the Company could be diminished, and the growth potential of the Company could be impaired.

BACKLOG

  The Company's backlog is based on management's estimate of the direct labor hours required to complete, and the remaining amounts to be invoiced with respect to, those projects on which a customer has authorized the Company to begin work or purchase materials pursuant to written contracts, letters of intent or other forms of authorization. All projects currently included in the Company's backlog are subject to change and/or termination at the option of the customer, either of which could substantially change the amount of backlog currently reported. In the case of a termination, the customer is generally required to pay the Company for work performed and materials purchased through the date of termination, and in some cases, pay the Company termination fees; however, due to the large dollar amounts of backlog estimated for each of a small number of projects, amounts included in the Company's backlog could decrease substantially if one or more of these projects were to be terminated by the Company's customers. In particular, approximately 88% and 62% of the Company's backlog at December 31, 1996 and September 30, 1997, respectively, were attributable to three projects. In 1996, two of the three projects were for the same customer. A termination of one or more of these large projects could have a material adverse effect on the Company's revenue, net income and cash flow.

OPERATING RISKS

  The Company's fabrication of large steel structures involves certain operating hazards that can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations. The failure of such structures during and after installation can result in similar injuries and damages. In addition, certain activities engaged in by employees of Dolphin Services that are not engaged in by the Company's other employees, including piping interconnect and other service activities conducted on offshore platforms and activities performed on the spud barges owned by Dolphin Services, are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which laws operate to make the liability limits established by state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company for damages or job-related injuries, with generally no limitations on the Company's potential liability. The ownership and operation of the vessels acquired in the Dolphin Acquisition can give rise to large and varied liability risks, such as risks of collisions with other vessels or structures, sinkings, fires and other marine casualties, which can result in significant claims for damages against both the Company and third parties for, among other things, personal injury, death, property damage, pollution and loss of business. Litigation arising from any such occurrences may result in the Company being named as a defendant in lawsuits asserting large claims. In addition, due to their proximity to the Gulf of Mexico, the Company's facilities are subject to the possibility of physical damage caused by hurricanes or flooding. Although the Company maintains such insurance protection as it considers economically prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all claims or hazards to which the Company may be subject. A successful claim or damage resulting from a hazard for which the Company is not fully insured could have a material adverse effect on the Company. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates that it considers reasonable. See "Business--Insurance" and "--Legal Proceedings."

  To the extent the Company's future operations involve international expansion, those operations would be subject to a number of risks inherent in business operations in foreign countries, including political, social and economic instability, potential seizure or nationalization of assets, currency restrictions and exchange rate fluctuations, nullification, modification or renegotiation of contracts, import-export quotas and other forms of public and governmental regulation, all of which are beyond the control of the Company. Additionally, the ability of the Company to compete in international markets may be adversely affected by import duties and fees, by foreign taxes, by foreign governmental regulations that favor or require the awarding of contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

CONTRACT BIDDING RISKS

  Due to the nature of the marine construction industry, a substantial number of the Company's projects are performed on a fixed-price basis, although some projects are performed on an alliance/partnering or cost-plus basis. Under fixed-price contracts, the Company receives the price fixed in the contract, subject to adjustment only for change orders placed by the customer. As a result, the Company is responsible for all cost overruns. Under typical alliance/partnering arrangements, the Company and the customer agree in advance to a target price that includes specified levels of labor and material costs and profit margins. If the project is completed at less cost than that targeted in the contract, the contract price is reduced by a portion of the savings. If the cost to completion is greater than target costs, the contract price is increased, but generally to the target price plus the actual incremental cost of materials and direct labor. Accordingly, under alliance/partnering arrangements, the Company has some protection against cost overruns but must share a portion of any cost savings with the customer. Under cost-plus arrangements, the Company receives a specified fee in excess of its direct labor and material cost and so is protected against cost overruns but does not benefit directly from cost savings. The revenue, costs and gross profit realized on a contract will often vary from the estimated amounts on which such contracts were originally based because of various reasons, including errors in estimates or bidding, changes in the availability and cost of labor and material and variations in productivity from the original estimates. These variations and the risks inherent in the marine construction industry may result in revenue and gross profits different from those originally estimated and reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance can have a significant impact on the Company's operating results for any particular fiscal quarter or year.

PERCENTAGE-OF-COMPLETION ACCOUNTING

  Most of the Company's revenue is recognized on a percentage-of-completion basis based on the ratio of direct labor hours worked to the total estimated direct labor hours required for completion. Accordingly, contract price and cost estimates are reviewed monthly as the work progresses, and adjustments proportionate to the percentage of completion are reflected in revenue for the period when such estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported profits, the Company would have to recognize a charge against current earnings, which may be significant depending on the size of the project or the adjustment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SEASONALITY

  The Company's operations are subject to seasonal variations in weather conditions and daylight hours. Since most of the Company's construction activities take place outdoors, the number of direct labor hours worked generally declines in the winter months due to an increase in rainy and cold conditions and a decrease in daylight hours. In addition, the Company's customers often schedule the completion of their projects during the summer months in order to take advantage of the milder weather during such months for the installation of their platforms. As a result, a disproportionate amount of the Company's net income and, to a lesser extent, revenue and gross profit, has historically been earned during the second and third quarters of the year, and the Company has occasionally incurred losses during the fourth and first quarters of its fiscal year. For example, the portion of net income earned during the second and third quarters amounted to 103%, 81% and 61% of the Company's total net income for fiscal 1994, 1995 and 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SIGNIFICANT CUSTOMERS

  A large portion of the Company's revenue has historically been generated by a few customers, although not necessarily the same customers from year to year. For example, the Company's largest customers (those which individually accounted for more than 10% of revenue in a given year) collectively accounted for 38% (2 customers), 40% (2 customers) and 35% (3 customers) of revenue for fiscal 1994, 1995 and 1996, respectively. In addition, at September 30, 1997, 62% of the Company's backlog was attributable to three projects. In 1996, two of the three projects were for the same customer. Because the level of fabrication that the Company may provide to any particular customer depends, among other things, on the size of that customer's capital expenditure budget devoted to platform construction plans in a particular year and the Company's ability to meet the customer's delivery schedule, customers that account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years. However, the loss of a significant customer for any reason, including a sustained decline in that customer's capital expenditure budget or competitive factors, can result in a substantial loss of revenue and could have a material adverse effect on the Company's operating performance.

COMPETITION

  Marine construction companies servicing the oil and gas industry compete intensely for available projects. Contracts for the Company's services are generally awarded on a competitive bid basis and, while customers may consider, among other things, the availability and capabilities of equipment, the reputation, experience and safety record of the contractor, price and the contractor's ability to meet a customer's delivery schedule are the principal factors in determining which qualified contractor is awarded the job. The Company competes with both large and small companies, and certain of these competitors have greater financial and other resources than the Company. In addition, because of subsidies, import duties and fees, taxes imposed on foreign operators and lower wage rates in foreign countries along with fluctuations in the value of the U.S. dollar and other factors, the Company may not be able to remain competitive with foreign contractors for projects designed for use in international locations as well as those designed for use in the Gulf of Mexico. See "Business--Competition."

INTEGRATION AND AVAILABILITY OF ACQUISITIONS

  A part of the Company's growth strategy is to acquire companies that have related or complementary products or services to those currently provided by the Company. To the extent the Company's success is contingent on making further acquisitions, there can be no assurance that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to the Company or that the Company will be able to integrate such acquisitions successfully.


REGULATORY AND ENVIRONMENTAL MATTERS

  The Company's operations and properties are subject to and affected by various types of governmental regulation, including numerous federal, state and local environmental protection laws and regulations, compliance with which is becoming increasingly complex, stringent and expensive. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for the environmental damage without regard to its negligence or fault. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. In addition, the Company depends on the demand for its products from the oil and gas industry and could be affected by changes in taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic, environmental and other policy reasons would adversely affect the Company's operations by limiting demand for its products. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations. See "Business--Government and Environmental Regulation."

  The Houma Navigation Canal provides the only means of access for the Company's products from the Company's facilities to open waters. Federal law authorizes maintenance of the canal by the United States Corps of Engineers at federal expense. The canal requires annual dredging to maintain its water depth and, while federal funding for this dredging has been provided for over 30 years, there is no assurance that Congressional appropriations sufficient for adequate dredging and other maintenance of the canal will be continued indefinitely. If sufficient funding were not appropriated for that purpose, the Houma Navigation Canal could become impassable by barges required to transport many of the Company's products, with the result that the Company's operations and financial position could be materially and adversely affected.

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends on, among other things, the continued active participation of Kerry J. Chauvin, President and Chief Executive Officer, and certain of the Company's other officers and key operating personnel. The loss of the services of any one of these persons could have a material adverse effect on the Company. See "Management."

CONCENTRATION OF COMMON STOCK OWNERSHIP

  Upon completion of the Offering, the Company's directors and executive officers and certain of their affiliates will beneficially own approximately 39% (37% if the over-allotment option is exercised in full) of the outstanding shares of Common Stock. Accordingly, these shareholders will have the ability to influence the election of the Company's directors and the outcome of most other matters submitted to a vote of the Company's shareholders, which may have the effect of delaying or preventing a change of control of the Company. See "Principal and Selling Shareholders."

SHARES ELIGIBLE FOR FUTURE RESALE; REGISTRATION RIGHTS

  Upon completion of the Offering, the Company will have outstanding 11,600,000 shares of Common Stock (excluding 392,000 shares issuable upon the exercise of outstanding options). All of the 4,600,000 shares of Common Stock offered in the Initial Public Offering and the 2,000,000 shares offered hereby (2,300,000 shares if the over-allotment option is exercised in full) will be eligible for sale in the public market without restriction upon completion of the Offering. Shareholders who own the 5,000,000 remaining shares (4,700,000 shares if the over-allotment option is exercised in full) of Common Stock may sell such shares pursuant to the provisions of Rule 144 under the Securities Act or otherwise. In addition, each of the Selling Shareholders has been granted certain demand and "piggy-back" registration rights by the Company with respect to all of the shares of Common Stock owned by him. Although the Company cannot predict the timing or amount of future sales of Common Stock or the effect that the availability of such shares for sale will have on the market price prevailing from time to time, sales of substantial amounts of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders" and "Certain Transactions."

POSSIBLE VOLATILITY OF MARKET PRICE; DILUTION

  There can be no assurance that future market prices at which the Common Stock will sell in the public market after the Offering will not be lower than the public offering price of the shares of Common Stock offered in the Offering. Following the Offering, the market price of the Common Stock may fluctuate depending on various factors, including the general economy, stock market conditions, general trends in the marine construction business, fluctuations in oil and gas prices, announcements by the Company or its competitors and variations in the Company's quarterly and annual operating results.

DIVIDENDS

  The Company currently intends to retain earnings, if any, to meet its working capital requirements and to finance the future operation and growth of the Company's business and, therefore, does not plan to pay cash dividends to holders of its Common Stock in the foreseeable future. In addition, the agreement governing the Bank Credit Facility (as hereinafter defined) limits the Company's ability to pay dividends on its Common Stock. See "Price Range of Common Stock and Dividend Policy."

                UNCERTAINTY OF FORWARD-LOOKING INFORMATION

  Certain of the statements set forth under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this Prospectus, such as statements relating to increasing production capacity, acquiring related businesses and market opportunities, are forward-looking and are based upon the Company's current belief as to the outcome and timing of such future events. Many risks and uncertainties can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, the matters described in "Risk Factors." Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans could differ materially from those expressed in the forward-looking statements.

                          PRIOR S CORPORATION STATUS

  Prior to the Initial Public Offering, the Company operated as an S Corporation for federal and state income tax purposes. As a result, the Company paid no federal or state income tax, and the entire earnings of the Company were subject to tax directly at the shareholder level. Immediately prior to the Initial Public Offering, the Company's shareholders made an election terminating the Company's S Corporation status, and the Company is currently subject to corporate level income taxation. The Company recorded a one-time deferred tax liability in the amount of $1.1 million in the second quarter of 1997. See the Company's financial statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Prior to the Initial Public Offering, the Company made cash distributions to its shareholders in order to provide a cash return to them as well as to fund their federal and state income tax liability that resulted from the Company's prior status as an S Corporation. These distributions totaled $433,671 and $2.7 million in the years ended December 31, 1995 and 1996, respectively, and $16.6 million through the April 4, 1997 termination of S Corporation Status. See "Certain Transactions."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is traded on the Nasdaq National Market under the symbol "GIFI." The following table sets forth the high and low sales prices per share of the Common Stock, as reported by the Nasdaq National Market, for each fiscal quarter since trading in the Common Stock began on April 4, 1997 (adjusted to give retroactive effect for the two-for-one stock split effective October 28, 1997).

                                                                   HIGH   LOW
                                                                  ------ ------
   Fiscal Year 1997
     Second Quarter (commencing April 4, 1997)................... $13.31 $ 7.88
     Third Quarter...............................................  25.50  12.50
     Fourth Quarter (through November 12, 1997)..................  39.50  23.75

  On November 12, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $29.75 per share. At October 31, 1997, the Company had approximately 230 holders of its Common Stock, including record holders and individual participants in security position listings.

  The Company currently intends to retain earnings, if any, to meet its working capital requirements and to finance the future operation and growth of its business and, therefore, does not plan to pay cash dividends to holders of its Common Stock in the foreseeable future. In addition, the agreements governing the Bank Credit Facility (as hereinafter defined) limit the Company's ability to pay dividends on its Common Stock. See "Risk Factors-- Dividends."

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company at September 30, 1997. The table set forth below should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                     AS OF
                                                                 SEPTEMBER 30,
                                                                      1997
                                                                 --------------
                                                                 (IN THOUSANDS)
Short-term debt.................................................    $    --
                                                                    =======
Long-term debt, less current maturities.........................    $    --
Shareholders' equity:
  Preferred stock, no par value per share; 5,000,000 shares
   authorized; none issued or outstanding.......................         --
  Common stock, no par value per share; 20,000,000 shares autho-
   rized; 11,600,000 shares issued and outstanding(1)...........      4,133
  Additional paid-in capital....................................     34,865
  Retained earnings.............................................      8,632
                                                                    -------
    Total shareholders' equity..................................     47,630
                                                                    -------
Total capitalization............................................    $47,630
                                                                    =======

--------
(1) Excludes 392,000 shares issuable upon exercise of outstanding options. See "Management--Compensation Pursuant to Plans--Long-Term Incentive Plan."

                     SELECTED FINANCIAL AND OPERATING DATA

  The following table sets forth selected historical financial and operating data as of the dates and for the periods indicated. The historical financial data for each year in the five-year period ended December 31, 1996 are derived from the audited financial statements of the Company. The selected financial data for the nine-month periods ended September 30, 1996 and 1997 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for any future periods. The table also sets forth unaudited pro forma financial information as of and for the year ended December 31, 1996 that gives effect to significant events that occurred subsequent to December 31, 1996, including the Dolphin Acquisition and the termination of the Company's S Corporation status, as further explained in the notes thereto. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                   NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                         ------------------------------------------------------    -------------------
                                                                      PRO FORMA
                          1992     1993     1994     1995     1996     1996(1)     1996(2)     1997
                         -------  -------  -------  -------  -------  ---------    -------------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Revenue................ $51,462  $65,435  $60,984  $63,779  $79,004  $103,007     $ 60,376  $ 101,556
 Cost of revenue........  45,457   60,599   57,519   60,034   68,673   88, 853       53,275     83,282
                         -------  -------  -------  -------  -------  --------     --------  ---------
 Gross profit...........   6,005    4,836    3,465    3,745   10,331    14,154        7,101     18,274
 General and administra-
  tive expense..........   1,566    1,585    1,567    1,730    2,161     3,803        1,567      3,262
 Non-recurring
  compensation
  charge(3).............      --       --       --       --      500       500           --         --
                         -------  -------  -------  -------  -------  --------     --------  ---------
 Operating income.......   4,439    3,251    1,898    2,015    7,670     9,851        5,534     15,012
 Net interest expense...     208       70      328      430      384       899          297        212
                         -------  -------  -------  -------  -------  --------     --------  ---------
 Income before income
  taxes.................   4,231    3,181    1,570    1,585    7,286     8,952        5,237     14,800
 Provision for income
  taxes.................      --       --       --       --       --        --           --      4,210
 Cumulative deferred tax
  provision.............      --       --       --       --       --        --           --      1,144
                         -------  -------  -------  -------  -------  --------     --------  ---------
 Net income............. $ 4,231  $ 3,181  $ 1,570  $ 1,585  $ 7,286  $  8,952     $  5,237  $   9,446
                         =======  =======  =======  =======  =======  ========     ========  =========
UNAUDITED PRO FORMA DA-
 TA:
 Income before income
  taxes.................                                     $ 7,286  $  8,952     $  5,237  $  14,800
 Pro forma provision for
  income taxes(4).......                                       2,934     3,553(5)     1,990      5,589
                                                             -------  --------     --------  ---------
 Pro forma net income...                                     $ 4,352  $  5,399     $  3,247  $   9,211
                                                             =======  ========     ========  =========
 Pro forma net income
  per share.............                                     $  0.55  $  0 .69     $   0.41  $    0.89
                                                             =======  ========     ========  =========
 Pro forma weighted
  average common
  shares(6).............                                       7,854     7,854        7,854     10,370
OTHER FINANCIAL DATA:
 Depreciation and amor-
  tization.............. $ 1,351  $ 1,415  $ 1,370  $ 1,382  $ 1,586  $  2,013     $  1,128  $   2,104
 Capital expenditures... $   445  $   367  $   676  $   992  $ 5,838  $  6,722     $  5,481  $  12,787
 EBITDA(7).............. $ 5,790  $ 4,666  $ 3,268  $ 3,397  $ 9,256  $ 11,864     $  6,662  $  17,116
 EBITDA margin(8).......    11.3%     7.1%     5.4%     5.3%    11.7%     11.5%        11.0%      16.9%
                                                                                         AS OF
                                        AS OF DECEMBER 31,                           SEPTEMBER 30,
                         ------------------------------------------------------    -------------------
                                                                      PRO FORMA
                          1992     1993     1994     1995     1996     1996(1)     1996(2)     1997
                         -------  -------  -------  -------  -------  ---------    -------------------
                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital,
  excluding current
  maturities of long-
  term debt............. $ 3,593  $ 8,217  $ 7,437  $10,048  $11,532  $ 14,637     $  8,092  $  16,887
 Property, plant and
  equipment, net........  15,550   14,567   13,873   13,483   17,735    21,292       17,833     31,533
 Total assets...........  24,678   29,225   25,665   30,414   35,909    46,026       36,048     66,854
 Debt, including current
  maturities(9).........     425    2,424    4,477    5,545    6,187    25,803        4,417         --
 Shareholders' equity...  19,136   20,782   17,251   18,403   23,498     9,240       21,926     47,630

                                                                  NINE MONTHS ENDED
                                  Year Ended December 31,           SEPTEMBER 30,
                          --------------------------------------- -----------------
                           1992    1993    1994    1995    1996   1996(2)    1997
                          ------- ------- ------- ------- ------- -----------------
                                               (IN THOUSANDS)
OPERATING DATA:
 Direct labor hours
  worked(10)............      878     981   1,037     920   1,073      817    1,615
 Backlog(11)
 In direct labor hours..      457     404     400     427   1,038    1,037    1,363
 In dollars.............  $27,472 $20,832 $20,740 $22,003 $87,093 $ 66,490 $ 92,847

--------
(1) Gives effect to the Dolphin Acquisition as if consummated at the end of the period presented for balance sheet data and as of the beginning of the period presented for all other data, and should be read in conjunction with the unaudited pro forma financial statements of the Company and the notes thereto included elsewhere in this Prospectus.
(2) The selected financial and operating data for the nine months ended September 30, 1996 does not give effect to the Dolphin Acquisition and, accordingly, the selected financial and operating data for the nine months ended September 30, 1996 and 1997 is not comparable.
(3) In December 1996, the Company's principal shareholders sold an aggregate of 98,000 shares of Common Stock to the Company's executive officers at a total purchase price of $350,000. The Company was required to recognize a non-cash expense equal to the difference between the aggregate purchase price for such shares (adjusted for certain distributions with respect to such shares that were paid in 1997 before completion of the Initial Public Offering) and the estimated value of such shares at the time of the Initial Public Offering.
(4) Includes pro forma effect for the application of federal and state income taxes to the Company as if it were a C Corporation for tax purposes. Prior to the Initial Public Offering, the Company elected to terminate its S Corporation status. As a result, the Company became subject to corporate level income taxation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Pro Forma Results of Operations; Tax Adjustments," notes 1 and 2 to the Company's audited financial statements and note 3 to the Company's financial statements for the nine months ended September 30, 1997 included elsewhere in this Prospectus.
(5) Includes approximately $619,000 in federal and state income taxes, net of acquisition adjustments, accrued in 1996 by Dolphin Services, which operated as a C Corporation until January 1, 1997, at which time its shareholders elected to be taxed as an S Corporation.
(6) Calculated as weighted average common shares, increased to reflect sufficient additional shares required to be sold to pay the pro forma distribution payable to the shareholders in excess of historical net income for 1996 (854,000 shares). The number of such additional shares is based on the Initial Public Offering price of $7.50 per share, less offering expenses.
(7) The Company calculates EBITDA (earnings before interest expense, income taxes, depreciation and amortization) as operating income plus depreciation and amortization. EBITDA should not be considered as an alternative to net income or any other measure of operating performance in accordance with generally accepted accounting principles. EBITDA is widely used by financial analysts as a measure of financial performance. The Company's measurement of EBITDA may not be comparable to similarly titled measures reported by other companies.
(8) EBITDA margin is calculated by dividing EBITDA by revenue.
(9) Historical information for 1992, 1993, 1994, 1995 and 1996 includes $421,000, $324,000, $477,000, $434,000, and $530,000, respectively, of current maturities of debt. Pro forma information includes $530,000 in current maturities of debt, approximately $13.2 million of debt incurred (as of December 31, 1996) to fund a distribution to the Company's existing shareholders prior to the completion of the Initial Public Offering and $206,000 of current maturities of debt of Dolphin Services. See "Prior S Corporation Status" and "Certain Transactions."

(10) Direct labor hours are hours worked by employees directly involved in the production of the Company's products. Data for the nine months ended September 30, 1997 excludes direct labor hours attributable to salaried employees of Dolphin Services.
(11) The Company's backlog is based on management's estimate of the number of direct labor hours required to complete, and the remaining amounts to be invoiced with respect to, those projects on which a customer has authorized the Company to begin work or purchase materials. Backlog at September 30, 1997 included approximately 100,000 direct labor hours and $5.2 million attributable to portions of orders expected to be completed after September 30, 1998. See "Risk Factors--Backlog" and "Business-- Backlog."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company's results of operations are affected primarily by (i) the level of oil and gas exploration and development activity maintained by oil and gas companies in the Gulf of Mexico, and to a lesser extent, West Africa and Latin America, (ii) the Company's ability to win contracts through competitive bidding or alliance/partnering arrangements and (iii) the Company's ability to manage those contracts to successful completion. The level of exploration and development activity is related to several factors, including trends of oil and gas prices, exploration and production companies' expectations of future oil and gas prices, and changes in technology which reduce costs and improve expected returns on investment. Over the past five years, favorable trends in these factors have led to increased activity levels in the Gulf of Mexico.

  In addition to higher oil and gas prices, improvements in three-dimensional seismic, directional drilling, production techniques, and other advances in technology have increased drilling success rates and reduced costs. Drilling activity has increased in and around existing fields in shallow water (less than 300 feet) where technology has allowed for the identification of smaller, previously overlooked oil and gas deposits. Technological improvements have also led to larger discoveries of oil and gas in subsalt geological formations (which generally are located in 300 to 800 feet of water) and in deep water (800 to 6,000 feet) areas of the Gulf of Mexico. Increased activity in water depths greater than 300 feet, where larger structures requiring more steel tonnage are needed, has placed increased demand on the available capacity of the major platform fabricators serving the Gulf of Mexico with a resulting improvement in pricing levels for their services. Although the physical limitations of the Houma Navigation Canal prevent the transporting of jackets for use in water depths greater than 800 feet, the increased activity in the deepwater areas of the Gulf of Mexico has also benefitted the Company's pricing levels as the Company is able to fabricate deck sections for installation on platforms used in any water depths and sections of floating platforms, which are generally better suited than fixed platforms for deep water projects. In addition, to the extent the Company's competitors are involved in deepwater projects, these projects occupy a portion of the resources that the Company's competitors could apply to projects designed for shallower waters, resulting in less industry capacity for such projects.

  Demand for the Company's products and services is primarily a function of the level of offshore oil and gas activity in the Gulf of Mexico and, to a lesser extent, offshore areas in West Africa and Latin America. Over the past five years, improvements in seismic and drilling technology, production techniques and oil and gas prices have resulted in an increased number of acreage blocks leased by oil companies in the Gulf of Mexico, more intensive drilling activity in shallow water areas, and increased exploration of deepwater areas of the Gulf of Mexico. The number of 5,000 acre blocks leased by oil companies in the Gulf of Mexico from the MMS has increased from 204 in 1992 to 1,808 in 1997, a number of which are pending MMS approval. The number of active drilling rigs in the Gulf of Mexico has increased from less than 60 in May 1992 to approximately 170 at the end of October 1997.

  The Company believes the number of blocks leased and the number of active drilling rigs are leading indicators of demand for the Company's products, with fabrication activity trailing leasing and drilling activity by one to three years. As a result, demand for the Company's products has improved during the last two years. Revenue in 1996 increased 24% to $79.0 million, EBITDA increased 172% to $9.3 million and net income increased 360% to $7.3 million, in each case as compared to 1995. For the nine months ended September 30, 1997, which includes the consolidated results of operations of Dolphin Services, revenue increased 68.2% to $101.6 million, while EBITDA increased 157% to $17.1 million and net income increased 80.4% to $9.4 million, in each case compared to the corresponding nine-month period in 1996. See "Selected Financial and Operating Data--Footnote 7" for a further explanation of EBITDA. The Company's backlog at December 31, 1996 was $87.1 million as compared to $22.0 million at the end of 1995. At September 30, 1997, the Company's backlog was $92.8 million.

  Most of the Company's contracts are awarded on a fixed-price or alliance/partnering basis although some contracts are bid on a cost-plus basis. Under fixed-price contracts, the Company receives the price fixed in the contract, subject to adjustment only for change orders placed by the customer. As a result, the Company retains all cost savings but is also responsible for all cost over-runs. Under typical alliance/partnering arrangements, the Company and the customer agree in advance to a target price that includes specified levels of labor and materials costs and profit margins. If the project is completed at a lower cost than that targeted in the contract, the contract price is reduced by a portion of the savings. If the cost to completion is greater than target costs, the contract price is increased, but generally to the target price plus the actual cost of incremental materials and direct labor. Accordingly, under alliance/partnering arrangements, the Company has some protection from cost overruns but also must share a portion of any cost savings with the customer. Under cost-plus arrangements, the Company receives a specified fee in excess of its direct labor and materials cost and so is protected against cost overruns but does not benefit directly from cost savings. Because the Company generally prices materials as pass-through items on its contracts, the cost and productivity of the Company's labor force are key factors affecting the Company's operating profits. Consequently, it is essential that the Company control the cost and productivity of the direct labor hours worked on the Company's projects. See "Business--Customers and Contracting."

  The ability of the Company to operate profitably and to expand its operations depends substantially on its ability to attract skilled production workers, primarily welders, fitters and equipment operators. Through its recruiting efforts, the Company was able to add approximately 80 production employees to its workforce in 1996. As part of an effort to increase and improve its workforce, the Company recently hired a full-time recruiter responsible for coordinating all aspects of the Company's recruiting efforts, instituted and enhanced several recruitment incentive programs for its current employees and expanded its training facility. While the supply of production workers is limited, the demand for their services has increased as oil and gas development and production activity has increased. As a result, the Company has increased the average hourly wages of its employees and, in some circumstances, has subcontracted work to others on a fixed-price basis and, in 1994 and 1995, engaged contract labor. During 1997, the Company increased its work force by 524 to 1,050 employees at September 28, 1997, including approximately 350 employees added in the Dolphin Acquisition. Because the Company has succeeded in increasing its production workforce through the Dolphin Acquisition and recruiting efforts, the Company does not anticipate the need to engage a material amount of contract labor in the foreseeable future.

  The Company's operations are subject to seasonal variations in weather conditions and daylight hours. Because most of the Company's construction activities take place outdoors, the number of direct labor hours worked generally declines in winter months due to an increase in rainy and cold conditions and a decrease in daylight hours. In addition, the Company's customers often schedule the completion of their projects during the summer months in order to take advantage of the milder weather during such months for the installation of their platforms. As a result, a disproportionate amount of the Company's net income and, to a lesser extent, revenue and gross profit, has historically been earned during the second and third quarters of the year, and the Company has occasionally incurred losses during the first and fourth quarters of its fiscal year. Because of this seasonality, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters. The table below indicates for each quarter of the Company's last three fiscal years the percentage of the annual revenue, gross profit and net income, and the number of direct labor hours worked.

                                1994                     1995                     1996
                         ----------------------   -----------------------  ----------------------
                         1ST   2ND   3RD   4TH    1ST    2ND   3RD   4TH   1ST   2ND   3RD   4TH
                         QTR.  QTR.  QTR.  QTR.   QTR.   QTR.  QTR.  QTR.  QTR.  QTR.  QTR.  QTR.
                         ----  ----  ----  ----   ----   ----  ----  ----  ----  ----  ----  ----
Revenue.................  23%   27%   31%   19%    22%    26%   30%   22%   25%   27%   24%   24%
Gross profit............  24%   39%   36%    1%     7%    25%   40%   28%   13%   26%   30%   31%
Net income (loss).......  27%   54%   49%  (30%)  (12%)   26%   55%   31%   11%   27%   34%   28%
Direct labor hours (in
 000's)................. 258   291   298   190    219    256   245   200   249   304   264   256

  Most of the Company's revenue is recognized on a percentage-of-completion basis based on the ratio of direct labor hours worked to the total estimated direct labor hours required for completion. Accordingly, contract price and cost estimates are reviewed monthly as the work progresses, and adjustments proportionate to the percentage of completion are reflected in revenue for the period when such estimates are revised. To the extent that these adjustments result in a reduction of previously reported profits, the Company would have to recognize a charge against current earnings, which may be significant depending on the size of the project or the adjustment.

RESULTS OF OPERATIONS

 Comparison of the Nine Months Ended September 30, 1997 and 1996

  On January 2, 1997, the Company acquired all the outstanding stock of Dolphin Services, Inc. and its two affiliated corporations (collectively,"Dolphin Services"). As used hereinafter, unless the context requires otherwise, the term "Company" refers to the Company and Dolphin Services on a consolidated basis and the term "Dolphin Services" refers to Dolphin Services only. The income statement data, balance sheet data and operating data set forth under "Selected Financial and Operating Data" and discussed in this section presents the consolidated results of operations of the Company and Dolphin Services for the nine months ended September 30, 1997, compared to the results of operations of the Company for the nine months ended September 30, 1996, without giving effect to the Dolphin Acquisition.

  The Company's revenue for the nine months ended September 30, 1997 was $101.6 million, an increase of 68.2% compared to $60.4 million in revenue for the nine months ended September 30, 1996. Revenue increased as a result of the Dolphin Acquisition and high activity levels in the oil industry during 1997 which caused increased demand and, thus, upward pressure on the pricing of the Company's goods and services. In addition, the on-going labor recruiting and retention efforts at the Company generated an increase in the volume of direct labor hours applied to contracts for the nine months ended September 30, 1997, compared to the same period in 1996. The increased volume and strong pricing enabled the Company to produce a gross profit of $18.3 million (18.0% of revenue) for the nine months ended September 30, 1997, compared to the $7.1 million (11.8% of revenue) of gross profit for the nine months ended September 30, 1996.

  The Company's general and administrative expense was $3.3 million (3.2% of revenue) for the nine months ended September 30, 1997, compared to $1.6 million (2.6% of revenue) for the nine months ended September 30, 1996. This increase of $1.7 million for the nine-month period was caused by (i) additional general and administrative costs associated with Dolphin Services,
(ii) greater accrual of performance-based employee incentives which resulted from increased profits for the nine months ended September 30, 1997, and (iii) additional costs associated with increased production levels and the reporting requirements of a public company for 1997.

  The Company's interest expense decreased to $0.2 million for the nine months of 1997 compared to $ 0.3 million for the nine months of 1996. As a result of the use of the net proceeds from the Company's Initial Public Offering and a greater net cash provided by operations, the weighted average borrowings for the nine months ended September 30, 1997 was lower in comparison to the corresponding nine months of 1996.

  The Company converted to C Corporation status on April 4, 1997. Pro forma provision for income taxes and pro forma net income give effect to federal and state income taxes as if all entities presented had been taxed as C Corporations during all the periods presented of both 1996 and 1997. Pro forma net income excludes a non-recurring charge of $1.1 million to record the cumulative deferred income tax provision upon the election on April 4, 1997 to convert from S Corporation status to C Corporation status.

 Comparison of the Years Ended December 31, 1996 and 1995

  During the year ended December 31, 1996, the Company generated revenue of $79.0 million, an increase of 24% compared to the $63.8 million generated in 1995. This increase was caused by a 16.6% increase in production volume (1.1 million direct labor hours worked in 1996 versus 0.9 million in 1995) and an increase of 6.2% in the Company's average selling rate. The Company's average selling rate is computed by dividing revenue for any period by the number of direct labor hours worked in such period. As a result of stronger demand for fabricated structures in the oil and gas industry, the Company was able to increase the number of direct labor hours worked by hiring additional employees and increase its average selling rate by raising the prices charged to its customers. The 6.2% increase in average selling rate is not fully indicative of the prices charged by the Company on all of its projects since it includes work performed and projects completed in the early part of 1996 for contracts awarded during 1995 as well as work performed and projects completed in late 1996 for projects awarded during the improving market conditions of early 1996.

  Cost of revenue was $68.7 million in 1996 compared to $60.0 million in 1995. Cost of revenue consists of costs associated with the fabrication process, including direct costs (such as direct labor hours and raw materials) allocated to specific projects and indirect costs (such as supervisory labor, utilities, welding supplies and equipment costs) that are associated with production but are not directly related to a specific project. These costs depend upon the volume of fabrication activity and decreased from 94.1% of revenue in 1995 to 86.9% of revenue in 1996, primarily as a result of the increase in pricing discussed above and a decrease in the cost of revenue that resulted primarily from (i) productivity increases caused by labor saving equipment and production incentives, (ii) a reduction in equipment rental costs which was partially offset by increased depreciation expense which resulted from equipment purchases and (iii) an increase in the amount of scrap steel sold.

  General and administrative expense was $2.2 million in 1996 compared to $1.7 million in 1995, remaining a constant 2.7% of revenue for each period.

  Interest expense decreased slightly to $0.4 million in 1996 as the weighted average of the Company's borrowings decreased.

 Comparison of the Years Ended December 31, 1995 and 1994

  During the year ended December 31, 1995, the Company generated revenue of $63.8 million, an increase of 4.6% compared to $61.0 million generated in 1994. This increase resulted from an increase in total labor hours worked (including contract labor hours) and a greater average selling rate for the Company's direct labor hours. Cost of revenue was $60.0 million for 1995 as compared to $57.5 million in 1994 (94% of revenue for both years). Materials and indirect costs remained relatively constant in 1995 as compared to 1994. An increase in contract labor costs in 1995 was offset by a reduction in direct labor costs.

  General and administrative expense was $1.7 million (2.7% of revenue) in 1995 compared to $1.6 million (2.6% of revenue) in 1994. This increase was primarily due to increased legal and other professional fees.

  Interest expense increased to $0.4 million in 1995 from $0.3 million in 1994 due to increases in the amount of borrowings under the Company's Bank Credit Facility (as hereinafter defined) and a higher interest rate charged on such borrowings.

PRO FORMA RESULTS OF OPERATIONS; TAX ADJUSTMENTS

  On January 2, 1997, the Company completed the Dolphin Acquisition. On a pro forma basis, giving effect to the Dolphin Acquisition as if completed on January 1, 1996, the Company's revenue for the year ended December 31, 1996, would have been $103.0 million (giving effect to the pro forma elimination of sales from Dolphin Services to Gulf Island in 1996). Pro forma cost of revenue would have been $88.9 million (86.2% of pro forma revenue for the year ended December 31, 1996), and general and administrative expense would have been $3.8 million (3.7% of pro forma revenue). Pro forma interest expense would have been $0.9 million due to the increased level of indebtedness resulting from the debt incurred to finance the Dolphin Acquisition. Pro forma income before taxes would have been $9.0 million. Because Dolphin Services was a C Corporation for income tax purposes, it incurred income tax expense of $0.6 million in 1996. On January 1, 1997, the former shareholders of Dolphin Services elected to be taxed as an S Corporation. Immediately prior to the Initial Public Offering, the Company terminated its S Corporation status. This termination did not result in any material adverse tax consequences to the Company.

  From April 1989 until April 4, 1997, the Company operated as an S Corporation for federal and state income tax purposes. As a result, the Company paid no federal or state income tax, and the entire earnings of the Company were subject to tax directly at the shareholder level. Immediately prior to the Initial Public Offering, the Company's shareholders elected to terminate the Company's S Corporation status. As a result, the Company recorded a one-time deferred tax liability in the amount of approximately $1.1 million in the second quarter of 1997. If the Company had been a C Corporation during 1996, income tax expense would have been $2.9 million. As a result, net income would have decreased from $7.3 million ($0.93 per share) to $4.4 million ($0.55 per share). On a pro forma basis, giving effect to the Dolphin Acquisition as if it were completed on January 1, 1996 and assuming the Company had operated as a C Corporation for the year ended December 31, 1996, the provision for income taxes and net income would have been $3.6 million and $5.4 million ($0.69 per share), respectively.


LIQUIDITY AND CAPITAL RESOURCES

  The Company completed the Initial Public Offering on April 9, 1997 in which it sold 4.6 million shares of common stock for net proceeds of $31.3 million after underwriting discounts and other costs of $3.2 million. Of the net proceeds, the Company used $31.1 million to repay all of the indebtedness outstanding under the Company's Bank Credit Facility (as hereinafter defined). The balance of the proceeds was used by the Company as additional working capital.

  Historically, the Company has funded its business activities through funds generated from operations and borrowings under its Bank Credit Facility. Net cash provided by operations was $13.8 million for the nine months ended September 30, 1997, primarily attributable to cash received from customers related to increased sales. Net cash used in investing activities for the nine months ended September 30, 1997 was $18.3 million, related to the $5.9 million purchase of Dolphin Services and $12.8 million of capital expenditures. The Company's capital expenditures were for improvements to its production facilities and for equipment designed to increase the capacity of its facilities and the productivity of its labor force. During the nine months ended September 30, 1997, the Company purchased four new Manitowoc cranes and a used American crane, expanded its fabrication shop, installed construction skidways, and acquired various other fabrication equipment and facilities.

  Net cash provided by financing activities of $7.9 million for the nine months ended September 30, 1997 represented the net proceeds of $31.3 million of the Initial Public Offering offset by $16.6 million of dividends paid to shareholders in connection with the termination of the Company's S Corporation status prior to the Initial Public Offering, and $6.8 million net payments of notes payable under the Bank Credit Facility.

  The Company's bank credit facility (the "Bank Credit Facility") currently provides for a revolving line of credit (the "Revolver") of up to $20.0 million which bears interest equal to, at the Company's option, the prime lending rate established by Citibank, N.A. or LIBOR plus 1 1/2%. The Bank Credit Facility matures December 31, 1999 and is secured by a mortgage on the Company's real estate, equipment and fixtures, and by the stock of Dolphin Services. As additional security, the Company has caused Dolphin Services to guarantee the Company's obligations under the Bank Credit Facility. At September 30, 1997, there were no borrowings outstanding under the Bank Credit Facility.

  Capital expenditures for the remaining three months of 1997 are estimated to be approximately $4.9 million, including the purchase of one new Manitowoc Model 888 crawler crane, expansion of the main yard fabrication shop, expansion of the west yard fabrication area and various other fabrication equipment purchases and facility expansions. Management believes that its available funds, cash generated by operating activities and funds available under the Bank Credit Facility will be sufficient to fund these capital expenditures and its working capital needs. However, the Company may expand its operations through acquisitions in the future, which may require additional equity or debt financing.

  If the acquisition of Southport is successfully completed, the purchase price will consist of $6 million payable at the closing of the acquisition plus 50% of Southport's net after-tax income (up to an aggregate maximum of $5 million) over the four years ending December 31, 2001. In addition, the Company may acquire the real property on which the Southport facilities are located for an additional $1 million. The Company anticipates that its working capital will be sufficient to fund substantially all of such expenditures, with any excess to be funded by borrowings under the Revolver.

                                   BUSINESS

GENERAL

  The Company is a leading fabricator of offshore drilling and production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. Structures and equipment fabricated by the Company include jackets and deck sections of fixed production platforms, hull and deck sections of floating production platforms (such as tension leg platforms), piles, wellhead protectors, subsea templates and various production, compressor and utility modules. The Company believes it is one of only three domestic companies capable of fabricating fixed offshore production platforms, including jackets, for installation in water depths greater than 300 feet. The Company's focus on controlling costs and providing high quality, reliable products and services has enabled it to be profitable for each year since 1988.

  Demand for the Company's products and services is primarily a function of the level of offshore oil and gas activity in the Gulf of Mexico and, to a lesser extent, offshore areas in West Africa and Latin America. Over the past five years, improvements in seismic and drilling technology, production techniques and oil and gas prices have resulted in an increased number of acreage blocks leased by oil companies in the Gulf of Mexico, more intensive drilling activity in shallow water areas, and increased exploration of deepwater areas of the Gulf of Mexico. The number of 5,000 acre blocks leased by oil companies in the Gulf of Mexico from the MMS has increased from 204 in 1992 to 1,808 in 1997, a number of which are pending final MMS approval. The number of active drilling rigs in the Gulf of Mexico has increased from less than 60 in May 1992 to approximately 170 at the end of October 1997.

  The Company believes the number of blocks leased and the number of active drilling rigs are leading indicators of demand for the Company's products, with fabrication activity trailing leasing and drilling activity by one to three years. As a result, demand for the Company's products has improved during the last two years. Revenue in 1996 increased 24% to $79.0 million, EBITDA increased 172% to $9.3 million and net income increased 360% to $7.3 million, in each case as compared to 1995. For the nine months ended September 30, 1997, which includes the consolidated results of operations of Dolphin Services, revenue increased 68.2% to $101.6 million, while EBITDA increased 157% to $17.1 million and net income increased 80.4% to $9.4 million, in each case compared to the corresponding nine-month period in 1996. See "Selected Financial and Operating Data--Footnote 7" for a further explanation of EBITDA. The Company's backlog at December 31, 1996 was $87.1 million as compared to $22.0 million at the end of 1995. At September 30, 1997, the Company's backlog was $92.8 million.

  The Company's predecessor, then named Gulf Island Fabrication, Inc. ("old Gulf Island") was founded in 1985 by a group of investors including the Selling Shareholders, and shortly thereafter acquired the assets of Delta Fabrication, a division of Delta Services Industries, Inc. The acquired assets included what is now the Company's main fabrication yard on the east bank of the Houma Navigation Canal in southern Louisiana, approximately 30 miles from the Gulf of Mexico.

  In 1989, the Selling Shareholders incorporated the Company (then named GIFI, Inc.) under the laws of Louisiana and caused GIFI, Inc. to purchase certain property and equipment from Park Corporation. In this transaction, GIFI, Inc. acquired approximately 437 acres on the west bank of the Houma Navigation Canal directly across the canal from the fabrication yard then owned by the old Gulf Island, of which 130 acres were developed as a fabrication yard. GIFI, Inc. leased this facility to the old Gulf Island until 1990, when the old Gulf Island was merged into GIFI, Inc. and GIFI, Inc. changed its name to Gulf Island Fabrication, Inc. The facilities owned by the Company consist of two yards directly across the Houma Navigation Canal from each other. The combined facilities are located on a total of 597 acres, of which 250 acres are currently developed for fabrication activities with 347 acres available for expansion. These facilities allow the Company to build jackets for fixed production platforms for use in water depths up to 800 feet and deck sections for fixed or floating production platforms for use in unlimited water depths. In addition, the Company is able to build certain hull sections of tension leg platforms, typically for use in water depths greater than 1,000 feet.

ACQUISITION OF DOLPHIN SERVICES, INC

  On January 2, 1997, the Company acquired all the outstanding stock of Dolphin Services and two related companies for approximately $5.9 million. The two related companies were subsequently merged into Dolphin Services which is now a wholly-owned subsidiary of the Company. Dolphin Services performs offshore and inshore fabrication and other construction services for the oil and gas industry in the Gulf of Mexico and generated $26.8 million in revenue, $2.6 million in EBITDA and $1.4 million in net income for the year ended December 31, 1996. See "Selected Financial and Operating Data--Footnote 7" for a further explanation of EBITDA. Dolphin Services' facility is located a quarter of a mile from the Company's main yard.

  The Dolphin Acquisition provided an entrance for the Company into new market segments, in particular offshore interconnect piping hook-up, inshore marine construction and steel warehousing and sales, which allows the Company to provide a more integrated array of services to its customers. Management believes that the Dolphin Acquisition allows for more efficient use of both companies' facilities, equipment and personnel.

GROWTH STRATEGY

  The Company's growth strategy is to capitalize on the positive trends and opportunities in the offshore fabrication and construction industry. Key elements of this strategy are to:

 . INCREASE PRODUCTION CAPACITY. In order to capitalize on the increased demand for its fabrication services, the Company is taking actions to increase the production capacity of its fabrication yards by (i) purchasing additional equipment, (ii) expanding and upgrading its existing buildings and equipment and (iii) increasing the size and capability of its workforce. In 1996, the Company spent approximately $5.8 million to purchase equipment and modify its fabrication yards in order to increase capacity and improve productivity. The Company has spent $12.8 million through September 30, 1997, and anticipates spending an additional $19.0 million through the remainder of 1997 and 1998, for additional capital improvements to its fabrication yards. During 1997, the Company increased its workforce by 524 employees to 1,050 at September 28, 1997, including approximately 350 employees added as a result of the Dolphin Acquisition, and has recently expanded programs to attract additional workers.

 . MAINTAIN A LOW COST STRUCTURE. The Company believes it is a low-cost fabricator of offshore structures due to its state-of-the-art production techniques, skilled and motivated workforce, efficient management and low overhead costs. The Company plans to continue to emphasize cost savings through, among other things, the addition of labor-saving equipment, while providing high quality products and reliable services to its customers.

 . ACQUIRE RELATED BUSINESSES. Dolphin Services, which the Company acquired for approximately $5.9 million, generated $26.8 million in revenue, $2.6 million in EBITDA and $1.4 million in net income for the year ended December 31, 1996. See "Selected Financial and Operating Data--Footnote 7" for a further explanation of EBITDA. The Dolphin Acquisition significantly increased the Company's revenue, cash flow and number of employees and broadened the Company's product and service offerings. Management believes that there are additional opportunities to acquire companies that have related or complementary products or services to those currently provided by the Company. The Company is free of debt, and management believes that its capital structure will enable it to pursue such opportunities as they arise.

 . PURSUE ADDITIONAL INTERNATIONAL OPPORTUNITIES. There are significant opportunities to supply platforms outside of the Gulf of Mexico. From January 1, 1992 through December 31, 1996, approximately 25% of the Company's revenue was derived from the fabrication of structures installed outside of the Gulf of Mexico, including offshore West Africa and Latin America. Many of the Company's customers who operate in the Gulf of Mexico also have extensive operations in international areas. Management believes that its established relationships with such customers, combined with its certification as an ISO 9002 fabricator, will continue to facilitate the Company's development of its international presence. The Company believes that some companies will continue to utilize U.S. fabricators to build platforms for use in foreign markets despite additional transportation costs because of the higher quality and lower costs available from U.S. fabricators. In the future, the Company may pursue joint venture relationships or other cooperative arrangements in order to increase its participation in such projects.

RECENT DEVELOPMENTS

  The Company has recently entered into an agreement to acquire Southport, a corporation headquartered in Harvey, Louisiana which specializes in the fabrication of living quarters for offshore platforms, for $6 million in cash, payable at the closing of the acquisition, plus contingency payments of up to an additional $5 million payable out of Southport's net income over a four-year period ending December 31, 2001. The Company anticipates that substantially all of the initial and deferred portions of the acquisition price will be paid with available working capital. Completion of the transaction is subject to various conditions including the satisfactory completion of due diligence by the Company, and no assurance can be given that the acquisition will be successfully completed.

  Southport's revenue and net income were $17.8 million and $0.6 million, respectively, for the year ended December 31, 1996, and $14.4 million and $1.1 million, respectively, for the nine months ended September 30, 1997. Due to a $1.1 million net operating loss carry forward, Southport is expected to incur a very low effective tax rate for 1997. Southport had approximately 180 employees at September 30, 1997.

DESCRIPTION OF OPERATIONS

  The Company's primary activity is the fabrication of offshore drilling and production platforms, including jackets and deck sections of fixed production platforms, hull and deck sections of floating production platforms (such as tension leg platforms), piles, wellhead protectors, subsea templates and various production, compressor and utility modules. The Company also has the ability to produce and repair pressure vessels used in the oil and gas industry, refurbish existing platforms and fabricate various other types of steel structures.

  The Company uses the latest welding and fabrication technology available, and all of the Company's products are manufactured in accordance with industry standards and specifications, including those published by the American Petroleum Institute, the American Welding Society and the American Society of Mechanical Engineers. The Company has also been certified as an ISO 9002 fabricator for its quality assurance programs. This certification is based on a review of the Company's programs and procedures designed to maintain and enhance quality production and is subject to annual review and recertification. This certification is often a criterion for prequalification of contractors, especially by potential international customers. Dolphin Services is currently in the process of applying for ISO 9002 certification.

  Fabrication of Offshore Platforms. The Company fabricates structural components of fixed platforms for use in the offshore development and production of oil and gas. A fixed platform is the traditional type of platform used for the offshore development and production of oil and gas, although recently there has been an increase in the use of floating production platforms and tension leg platforms as a result of increased drilling and production activities in deeper waters. Most fixed platforms built today can accommodate both drilling and production operations. These combination platforms are large and generally more costly than single-purpose structures. However, because directional drilling techniques permit a number of wells to be drilled from a single platform and because drilling and production can take place simultaneously, combination platforms are often more efficient.

  The most common type of fixed platform consists of a jacket (a tubular steel, braced structure extending from the mudline on the seabed to a point above the water surface) which is supported on tubular pilings driven deep into the seabed and supports the deck structure located above the level of storm waves. The deck structure, extending above the surface of the water and attached to the top end of the jacket, is designed to accommodate multiple functions, including drilling, production, separating, gathering, piping, compression, well support and crew quartering. Platforms can be joined by bridges to form complexes of platforms for very large developments or to improve safety by dividing functions among specialized platforms. Jacket-type platforms are generally the most viable solution for water depths of 1,000 feet or less. Although there is no height limit to the size of the jackets that can be fabricated at the Company's facilities, the dimensions of the Houma Navigation Canal prevent the transportation to the Gulf of Mexico of most jackets designed for water depths exceeding 800 feet. However, the Company can also build decks, piles and other structures for installation in any water depth. Often, customers split projects among fabricators, contracting with different companies for the fabrication of the jacket, deck sections and piles for the same platform. Therefore, the Company is able, through the construction of decks and piles, to participate in the construction of platforms requiring jackets that are larger than those the Company can transport through the Houma Navigation Canal.

  Most of the steel used in the Company's operations arrives at the Company's fabrication yards as steel plate. The plate is cut and rolled into tubular sections at rolling mills in the fabrication yards. The tubular sections (which vary in diameter, up to 12 feet) are welded together in long straight tubes to become legs or into shorter tubes to become part of the network of bracing that supports the legs. Various cuts and welds in the fabrication process are made by computer-controlled equipment that operates from data developed during the design of the structure. The Company's ability to fabricate and assemble the large tubular sections needed for jackets built for use in water depths over 300 feet distinguish the Company from all but two of its domestic competitors.

  Jackets are built on skidways (which are long parallel rails along which the jacket will slide when it is transferred to a barge for towing out to sea) and are generally built in sections so that, to the extent possible, much of their fabrication is done on the ground. As each section of legs and bracing is complete, large crawler cranes pick up an entire side and "roll up" the section, which is then joined to another uprighted section. When a jacket is complete and ready for launch, it is pulled along the skidway onto a launch barge, which is gradually deballasted to compensate for the weight of the structure as more of it moves aboard the barge. Using ocean-going tugs, the barge and jacket are transported to the offshore installation site.

  Decks are built either as single structures or in sections and are installed on location by marine construction contractors. The composition and quantity of petroleum in the well stream generally determine the makeup of the production deck on a processing platform. Typical deck equipment includes crude oil pumps, gas and oil separators and gas compressors. Unlike large jackets, which are transported in a horizontal position, decks are transported upright, and their largest dimensions are above the width restrictions of the Houma Navigation Canal. Therefore, the only limitation on the Company's ability to fabricate decks is the weight capacity of the barges that transport the decks from the Company's yard to the installation site. Barges currently exist that have the weight capacity and other characteristics required to transport even the largest of the decks currently installed in the Gulf of Mexico, and management believes that currently there are no decks installed in the Gulf of Mexico that could not have been constructed at the Company's facilities. While larger deck structures to be built in the future could exceed the capacities of currently existing barges, management does not believe that this will materially affect its share of the market for deck construction.

  The Company can also fabricate sections of, and structures used in connection with, tension leg platforms ("TLPs"). TLPs consist of a deck that sits atop one or more column-shaped hulls, which are positioned on site with vertical tendons running from the hulls to the seabed. The tendons hold the hulls partially submerged and are highly tensioned using the buoyancy of the hulls. This system develops a restoring force against wave, wind and current actions in proportion to the lateral displacement of the vessel. Wells for a TLP are often pre-drilled through a subsea template. Long, flexible production risers, which carry the petroleum to the deck of the TLP, are supported in tension by mechanical tensioner machines on the platform's deck and are directly subject to wave, wind and current forces. TLPs can be used in any water depths and are generally better suited than fixed platforms for water depths greater than 1,000 feet.

  The size of a TLP depends on a number of factors, including the intended scope of production of the platform, the length of the production risers connected to the platform, the size of the deck to be installed on the platform and the water depth for which the platform is designed. The Company can fabricate deck sections for use with TLPs of any size. The constraints of the Houma Navigation Canal, however, limit the Company's ability to deliver certain hulls for use with TLPs, depending on the size and weight of the hull sections. For example, the hulls that are used to support the four currently operational TLPs in the Gulf of Mexico were too large to transport through the Houma Navigation Canal. All of these hull sections were fabricated by overseas shipbuilding companies.

  The Company is currently constructing the deck section and floating hull of a TLP designed for installation in 1,700-1,800 feet of water. The Company has also entered into a letter of intent to construct a similar hull to be installed in 3,200 feet of water. The Company should be able to compete for further TLP projects of this size, including the fabrication of hull sections. To the Company's knowledge, these are the first two TLPs of this size to be constructed entirely in the United States. No assurance can be given as to whether the use of such structures in the Gulf of Mexico will increase.

  The Company has fabricated subsea templates for use in connection with TLPs, which are structures that are installed on the seabed before development drilling begins. As exploration and drilling move into the deep water of the Gulf of Mexico, the Company believes that there will be increased opportunities to fabricate subsea templates, as well as decks and other structures, for use in connection with TLPs.

  The Company also fabricates piles and other rolled goods, templates, bridges for connecting offshore platforms, wellhead protectors, various production, compressor and utility modules and other structures used in offshore oil and gas production and development activities. All of the Company's products are installed by marine construction contractors.

  The Dolphin Acquisition has enabled the Company to provide several services previously not available from the Company, including piping interconnect services on offshore platforms, inshore steel and wood structure construction, and steel warehousing and sales. Piping interconnect services involve sending employee crews to offshore platforms that have been installed in the Gulf of Mexico in order to perform welding and other activities required to connect production equipment, service modules and other equipment to a platform prior to its becoming operational. Through Dolphin Services, the Company also contracts with oil and gas companies that have platforms and other structures located in the inland lakes and bays throughout the Southeast for various on-site construction and maintenance activities. At its existing facility, a quarter of a mile from the Company's main yard, Dolphin Services can fabricate jackets up to 100 feet tall along with decks and other steel structures. Dolphin Services has also been active in the refurbishment of existing platforms. Platform operators occasionally remove platforms previously installed in the Gulf of Mexico and return the platforms to a fabricator for refurbishment, which usually consists of general repairs, maintenance work and modification. Gulf Island has provided such refurbishment services in the past, but in recent years has been more active in the construction of new platforms. Management believes that the Dolphin Acquisition allows for more efficient use of both companies' facilities, equipment and personnel.

FACILITIES AND EQUIPMENT

  Facilities. The Company's corporate headquarters and main fabrication yard are located on the east bank of the Houma Navigation Canal at Houma, Louisiana, approximately 30 miles from the Gulf of Mexico. That facility includes approximately 140 acres with approximately 100 acres developed for fabrication, one 13,200 square foot building that houses administrative staff, approximately 150,000 square feet of covered fabrication area (including 40,000 square feet that is currently under construction) and over 18,000 square feet of warehouse storage area. The main yard also has approximately 2,800 linear feet of water frontage, of which 1,500 feet is steel bulkhead which permits outloading of heavy structures.

  The Company's west yard is located across the Houma Navigation Canal from the main yard and includes 437 acres, with 130 acres developed for fabrication and over 300 acres of unimproved land, which could be used for expansion. The west yard, which has approximately 65,000 square feet of covered fabrication area and 2,500 square feet of warehouse storage area, spans 6,750 linear feet of the Houma Navigation Canal, of which 2,350 feet is steel bulkhead.

  In connection with the Dolphin Acquisition, the Company acquired a 20-acre site located approximately a quarter of a mile from the Company's main yard on a channel adjacent to the Houma Navigation Canal. The facility, which continues to be used by Dolphin Services, includes a 7,000 square foot building that houses administrative staff, approximately 14,000 square feet of covered fabrication area, 1,500 square feet of warehouse storage area and a 10,000-square foot blasting and coating facility.

  Equipment. The Company's main yard houses its Bertsch Model 34 and Model 20 plate bending rolls, a Frye Wheelabrator grit blast system, a hydraulic plate shear, a hydraulic press brake and various other equipment needed to build offshore structures and fabricate steel components. The Company's west yard has a Bertsch Model 38 plate bending roll, a computerized Vernon brace coping machine used for cutting steel in complex geometric sections and various other equipment used in the Company's fabrication business. The Company also currently uses 18 crawler cranes, which range in tonnage capacity from 150 to 300 tons and service both of the Company's yards. The Company owns eight such crawler cranes and rents the remaining 10 cranes on a monthly basis. The Company recently purchased and installed a plasma-arc cutting system that cuts steel up to one inch thick at a rate of two hundred inches per minute. The Company performs routine maintenance on all of its equipment.

  The Company's plate bending rolls allow it to roll and weld into tubular pipe sections approximately 50,000 tons of plate per year. By having such capacity at its fabrication facility, the Company is able to coordinate all aspects of platform construction, which can reduce the risk of cost overruns, delays in project completion and labor costs. In addition, these facilities often allow the Company to participate as subcontractors on projects awarded to other contractors. The Company's grit blast system can blast steel at a rate approximately ten times faster than conventional sandblasting. This greatly reduces labor costs and also decreases the Company's use of conventional sandblasting, which is considered to be a more hazardous and slower method of preparing steel for painting.

  For use in connection with its inshore construction activities Dolphin Services owns two spud barges. Dolphin Services also leases five barges for use with inshore construction activities. Each barge is equipped with a crane with a lifting capacity of 80 to 100 tons. Dolphin Services also owns two Manitowoc 4100 cranes with lifting capacities of 200 to 230 tons and four smaller cranes with lifting capacities ranging from 60 to 100 tons.

MATERIALS

  The principal materials used by the Company in its fabrication business, standard steel shapes, steel plate, welding gases, fuel oil, gasoline and paint, are currently available in adequate supply from many sources. The Company does not depend upon any single supplier or source.

SAFETY AND QUALITY ASSURANCE

  Management is concerned with the safety and health of the Company's employees and maintains a stringent safety assurance program to reduce the possibility of costly accidents. The Company's safety department establishes guidelines to ensure compliance with all applicable state and federal safety regulations and provides training and safety education through orientations for new employees and subcontractors, weekly crew safety meetings and first aid and CPR training. The Company also employs two in-house medical personnel. The Company has a comprehensive drug program and conducts periodic employee health screenings. A safety committee, whose members consist of management representatives and peer elected field representatives, meet monthly to discuss safety concerns and suggestions that could prevent future accidents. The Company also rewards its supervisory employees with safety bonuses based on the amount that the Company saves under its self-insured workers' compensation program compared to the existing rates of the Louisiana Worker's Compensation Corporation. The Company believes that its safety program and commitment to quality are vital to attracting and retaining customers and employees.

  The Company fabricates to the standards of the American Petroleum Institute, the American Welding Society, the American Society of Mechanical Engineers and specific customer specifications. The Company uses welding and fabrication procedures in accordance with the latest technology and industry requirements. Training programs have been instituted to upgrade skilled personnel and maintain high quality standards. In addition, the Company maintains on-site facilities for the x-ray of all pipe welds, which process is performed by an independent contractor. Management believes that these programs generally enhance the quality of its products and reduce their repair rate.

  The Company has also been certified as an ISO 9002 fabricator. ISO 9002 is an internationally recognized verification system for quality management overseen by the International Standard Organization based in Geneva, Switzerland. The certification is based on a review of the Company's programs and procedures designed to maintain and enhance quality production and is subject to annual review and recertification. Dolphin Services is currently applying for ISO 9002 certification.

CUSTOMERS AND CONTRACTING

  The Company's customers are primarily major and independent oil and gas companies. Over the past five years, sales of structures used in the Gulf of Mexico by oil and gas companies accounted for approximately 77% of the Company's revenue. The balance of its revenue was derived from the fabrication of structures installed outside the Gulf of Mexico, including offshore West Africa and Latin America.

  A large portion of the Company's revenue has historically been generated by a few customers, although not necessarily the same customers from year to year. For example, the Company's largest customers (those which individually accounted for more than 10% of revenue in a given year) collectively accounted for 38% (Anadarko Petroleum and British Gas), 40% (Texaco and British Gas) and 35% (Shell Offshore, Global Industries and Coastal Offshore), of revenue for fiscal 1994, 1995 and 1996, respectively. In addition, at September 30, 1997, 62% of the Company's backlog was attributable to three projects. Because the level of fabrication that the Company may provide to any particular customer depends, among other things, on the size of that customer's capital expenditure budget devoted to platform construction plans in a particular year and the Company's ability to meet the customer's delivery schedule, customers that account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years.

  Most of the Company's projects are awarded on a fixed-price or alliance/partnering basis, and while customers may consider other factors, including the availability, capability, reputation and safety record of a contractor, price and the ability to meet a customer's delivery schedule are the principal factors on which the Company is awarded contracts. The Company's contracts generally vary in length from one month to eighteen months depending on the size and complexity of the project. Generally, the Company's contracts and projects are subject to termination at any time prior to completion at the option of the customer. Upon termination, however, the customer is generally required to pay the Company for work performed and materials purchased through the date of termination and, in some instances, termination fees.

  Under fixed price contracts, the Company receives the price fixed in the contract, subject to adjustment only for change orders placed by the customer. As a result, the Company retains all cost savings but is also responsible for all cost overruns. Under typical alliance/partnering arrangements, the Company and the customer agree in advance to a target price that includes specified levels of labor and material costs and profit margins. If the project is completed at less cost than those targeted in the contract, the contract price is reduced by a portion of the savings. If the cost to completion is greater than those targeted in the contract, the contract price is increased, but generally to the target price plus the actual incremental cost of materials and direct labor costs. Accordingly, under alliance/partnering arrangements, the Company has some protection from cost overruns but also shares a portion of any cost savings with the customer. Under cost-plus arrangements, the Company receives a specified fee in excess of its direct labor and material cost and so is protected against cost overruns but does not benefit directly from cost savings. Because the Company generally prices materials as pass-through items on its contracts, the cost and productivity of the Company's labor force are the primary factors affecting the Company's operating costs. Consequently, it is essential that the Company control the cost and productivity of the direct labor hours worked on the Company's projects. As an aid to achieving this control, the Company places a single project manager in charge of the production operations related to each project and gives significant discretion to the project manager, with oversight by the Company's Vice President for Operations. As an incentive to control man-hours, the Company gives production bonuses to its supervisory employees if the actual hours worked on a contract are less than the estimated hours used to formulate a bid for the project. Although no assurance can be given that the Company will realize profits on its current or future contracts, the Company believes that its single project manager and incentive policies reduce the likelihood of significant cost overruns.

SEASONALITY

  The Company's operations are subject to seasonal variations in weather conditions and daylight hours. Since most of the company's construction activities take place outdoors, the number of direct labor hours worked generally declines in the winter months due to an increase in rainy and cold conditions and a decrease in daylight hours. In addition, the Company's customers often schedule the completion of their projects during the summer months in order to take advantage of the milder weather during such months for the installation of their platforms. As a result, a disproportionate portion of the Company's income has historically been earned during the second and third quarters of the year, and the Company has occasionally incurred losses during the first and fourth quarters of its fiscal year. For example, the portion of net income earned during the second and third quarters amounted to 103%, 81% and 61% of the Company's total net income for fiscal 1994, 1995 and 1996, respectively. Because of this seasonality, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  The offshore platform fabrication industry is highly competitive and influenced by events largely outside of the control of offshore platform fabrication companies. Although oil and natural gas prices have generally increased since late 1994, as a result of the substantial declines in oil and gas prices in 1992, 1993 and parts of 1994, many oil and gas companies significantly decreased their expenditures for development projects in the Gulf of Mexico during those years. During that period, there was consolidation in the industry as a number of marine construction companies combined with other companies or ceased operations altogether. The remaining companies compete intensely for available projects, which are generally awarded on a competitive bid basis with customers usually requesting bids on projects one to three months prior to commencement. The Company's marketing staff contacts oil and gas companies believed to have fabrication projects scheduled to allow the Company an opportunity to bid for the projects. Although price and the contractor's ability to meet a customer's delivery schedule are the principal factors in determining which qualified fabricator is awarded a contract for a project, customers also consider, among other things, the availability of technically capable personnel and facility space, a fabricator's efficiency, condition of equipment, reputation, safety record and customer relations.

  The Company currently has two primary competitors, Aker Gulf Marine and J. Ray McDermott, S.A., for the fabrication of platform jackets to be installed in the Gulf of Mexico in water depths greater than 300 feet. In addition to these two companies, the Company primarily competes with five other fabricators for platform jackets for intermediate water depths from 150 feet to 300 feet. A number of other companies compete for projects designed for shallower waters. Certain of the Company's competitors have greater financial and other resources than the Company. At least one of the Company's competitors also has fabrication yards located throughout the world, can offer a customer engineering, design and installation services in addition to fabrication services and has deep water access that enables it to build and transport jackets for use in water depths greater than 800 feet.

  The Company believes that certain barriers exist that prevent new companies from competing with the Company for platforms designed for use in water depths greater than 300 feet, including the substantial investment required to establish an adequate facility, the difficulty of locating a facility adjacent to an adequate waterway due to environmental and wetland regulations, and the limited availability of experienced supervisory and management personnel. Although new companies can enter the market for small structures more easily, management believes these factors will likely prevent an increase in domestic competition for larger structures, especially jackets.

  The Company believes that its competitive pricing, expertise in fabricating offshore marine structures and its certification as an ISO 9002 fabricator will enable it to continue to compete effectively for projects destined for international waters. The Company recognizes, however, that foreign governments often use subsidies and incentives to create jobs where oil and gas production is being developed. In addition, the additional transportation costs that will be incurred when exporting structures from the U.S. to foreign locations may hinder the Company's ability to successfully bid for projects against foreign competitors. Because of subsidies, import duties and fees, taxes on foreign operators and lower wage rates in foreign countries along with fluctuations in the value of the U.S. dollar and other factors, the Company may not be able to remain competitive with foreign contractors for projects designed for use in international waters as well as those designed for use in the Gulf of Mexico.

BACKLOG

  As of September 30, 1997, the Company's backlog was $92.8 million, $87.6 million of which management expects to be performed by September 30, 1998. Of the $92.8 million backlog at September 30, 1997, approximately 62% was attributable to three projects.

  The Company's backlog is based on management's estimate of the direct labor hours required to complete, and the remaining amounts to be invoiced with respect to, those projects as to which a customer has authorized the Company to begin work or purchase materials pursuant to written contracts, letters of intent or other forms of authorization. Often, however, management's estimates are based on incomplete engineering and design specifications. As engineering and design plans are finalized or changes to existing plans are made, management's estimate of the direct labor hours required to complete and price at completion for such projects is likely to change. In addition, all projects currently included in the Company's backlog are subject to termination at the option of the customer, although the customer in that case is generally required to pay the Company for work performed and materials purchased through the date of termination and, in some instances, pay the Company termination fees.

GOVERNMENT AND ENVIRONMENTAL REGULATION

  Many aspects of the Company's operations and properties are materially affected by federal, state and local regulation, as well as certain international conventions and private industry organizations. The exploration and development of oil and gas properties located on the outer continental shelf of the United States is regulated primarily by the MMS. The MMS has promulgated federal regulations under the Outer Continental Shelf Lands Act requiring the construction of offshore platforms located on the outer continental shelf to meet stringent engineering and construction specifications. Violations of these regulations and related laws can result in substantial civil and criminal penalties as well as injunctions curtailing operations. The Company believes that its operations are in compliance with these and all other regulations affecting the fabrication of platforms for delivery to the outer continental shelf of the United States. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, can be affected by changes in taxes, price controls and other laws and regulations relating to the oil and gas industry. In addition, offshore construction and drilling in certain areas have been opposed by environmental groups and, in certain areas, has been restricted. To the extent laws are enacted or other governmental actions are taken that prohibit or restrict offshore construction and drilling or impose environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore construction industry in particular, the business and prospects of the Company could be adversely affected, although such restrictions in the areas of the Gulf of Mexico where the Company's products are used have not been substantial. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations.

  The Houma Navigation Canal provides the only means of access for the Company's products from the Company's facilities to open waters. The Houma Navigation Canal is considered to be a navigable waterway of the United States and, as such, is protected by federal law from unauthorized obstructions that would hinder water-borne traffic. Federal law also authorizes federal maintenance of the canal by the United States Corps of Engineers. The canal requires annual dredging to maintain its water depth and, while federal funding for this dredging has been provided for over 30 years, no assurance that Congressional appropriations sufficient for adequate dredging and other maintenance of the canal will be continued indefinitely. If sufficient funding were not appropriated for that purpose, the Houma Navigation Canal could become impassable by barges required to transport many of the Company's products, with the result that the Company's operations and financial position could be materially and adversely affected.

  The Company's operations and properties are subject to a wide variety of increasingly complex and stringent foreign, federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. These laws may provide for "strict liability" for damages to natural resources and threats to public health and safety, rendering a party liable for the environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances, as well as damage to natural resources. In addition, the Company may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

  The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and similar laws provide for responses to and liability for releases of hazardous substances into the environment. Additionally, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Emergency Planning and Community Right to Know Act, each as amended, and similar foreign, state or local counterparts to these federal laws, regulate air emissions, water discharges, hazardous substances and wastes, and require public disclosure related to the use of various hazardous substances. Compliance with such environmental laws and regulations may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. The Company believes that its facilities are in substantial compliance with current regulatory standards.

  The Company's operations are also governed by laws and regulations relating to workplace safety and worker health, primarily the Occupational Safety and Health Act and regulations promulgated thereunder. In addition, various other governmental and quasi-governmental agencies require the Company to obtain certain permits, licenses and certificates with respect to its operations. The kind of permits, licenses and certificates required in the Company's operations depend upon a number of factors. The Company believes that it has all material permits, licenses and certificates necessary to the conduct of its existing business.

  The Company's compliance with these laws and regulations has entailed certain additional expenses and changes in operating procedures. For the years ended 1994, 1995 and 1996, the Company incurred approximately $100,000 in expenditures for such compliance. The Company anticipates approximately $100,000 will be incurred for such expenditures in 1997. The Company believes that compliance with these laws and regulations will not have a material adverse effect on the Company's business or financial condition for the foreseeable future. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies, or stricter or different interpretations of existing laws and regulations, may require additional expenditures by the Company, which expenditures may be material.

  Certain activities engaged in by employees of Dolphin Services that are not engaged in by the Company's other employees, including piping interconnect and other service activities conducted on offshore platforms and activities performed on the spud barges owned by Dolphin Services, are covered by the provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which laws operate to make the liability limits established under state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company for damages or job related injuries, with generally no limitations on the Company's potential liability. The Company's ownership and operation of vessels can give rise to large and varied liability risks, such as risks of collisions with other vessels or structures, sinkings, fires and other marine casualties, which can result in significant claims for damages against both the Company and third parties for, among other things, personal injury, death, property damage, pollution and loss of business.

  In addition to government regulation, various private industry organizations, such as the American Petroleum Institute, the American Society of Mechanical Engineers and the American Welding Society, promulgate technical standards that must be adhered to in the fabrication process.

INSURANCE

  The Company maintains insurance against property damage caused by fire, flood, explosion and similar catastrophic events that may result in physical damage or destruction to the Company's facilities. All policies are subject to deductibles and other coverage limitations. The Company also maintains a builder's risk policy for its construction projects and general liability insurance. The Company is self-insured for workers' compensation liability except for losses in excess of $300,000 per occurrence for Louisiana workers' compensation and for U.S. longshoreman and harbor workers' coverage. The Company also maintains maritime employer's liability insurance. Although management believes that the Company's insurance is adequate, there can be no assurance that the Company will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance such coverage will be adequate to cover all claims that may arise.


LEGAL PROCEEDINGS

  The Company is one of four defendants in a lawsuit (AGIP Petroleum Co. Inc.
v. Gulf Island Fabrication, Inc., McDermott Incorporated, Snamprogetti USA, Inc. and Petro-Marine Engineering of Texas, Inc., Civil Action No. H-94-3382, United States Federal District Court for the Southern District of Texas) in which AGIP Petroleum Co. Inc. (the "Plaintiff") claims that the Company improperly installed certain attachments to a jacket that it had fabricated for the Plaintiff. The decision was made, without the Company's participation, to remove the attachments prior to placing the jacket in its intended location in the Gulf of Mexico and modified the offshore installation plan. The installation was unsuccessful and the jacket, after retrieval, required repair and refurbishment. The Plaintiff, which has recovered most of its out-of-pocket losses from its own insurer, seeks to recover the remainder of its claimed out-of-pocket losses (approximately $1 million) and approximately $63 million for economic losses which it alleges resulted from the delay in oil and gas production that was caused by these events and punitive damages. Co-defendants with the Company include the installation contractor, the firm that acted as the Plaintiff's agent in supervising the fabrication and installation of the jacket and the design engineer that provided engineering services related to the design and installation of the jacket. The Company has received certain favorable rulings from the Court, particularly the Court's ruling that the Company is not liable for economic losses with respect to certain of the Plaintiff's principal causes of action; however, the Plaintiff could appeal these rulings in the future. The Company believes that it has meritorious defenses to the remaining claims of the Plaintiff. In addition, the Company has asserted that it is entitled to coverage as an additional insured under the Plaintiff's builders risk insurance policy relating to this project, although the insurer is contesting coverage. The Company is vigorously contesting the Plaintiff's claims. Based on the Company's analysis of the Plaintiff's claims, the Company's defenses thereto and the Court's rulings received to date, the Company believes that its liability for such claims, if any, will not be material to its financial position. In view of the uncertainties inherent in litigation, however, no assurance can be given as to the ultimate outcome of such claims.

  The Company is a party to various other routine legal proceedings primarily involving commercial claims, workers' compensation claims, and claims for personal injury under the General Maritime Laws of the United States and the Jones Act. While the outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on the Company's business or financial condition.

EMPLOYEES

  The Company's workforce varies based on the level of ongoing fabrication activity at any particular time. During 1996, the number of Company employees ranged from approximately 420 to more than 520. Although the seasonality of the Company's operations may cause a decline in Company output during the winter months, the Company generally does not lay off employees during those months but reduces the number of hours worked per day by many employees to coincide with the reduction in daylight hours during that period. See "-- Seasonality."

  As of September 28, 1997, the Company had approximately 1,050 employees, approximately 350 of which were added in the Dolphin Acquisition. None of the Company's employees is employed pursuant to a collective bargaining agreement, and the Company believes that its relationship with its employees is good.

  The Company's ability to remain productive and profitable depends substantially on its ability to attract and retain skilled construction workers, primarily welders, fitters and equipment operators. In addition, the Company's ability to expand its operations depends primarily on its ability to increase its labor force. The demand for such workers is high and the supply is extremely limited. While the Company believes its relationship with its skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction in the Company's skilled labor force, increases in the wage rates paid by the Company, or both. If either of these occurred, in the near-term, the profits expected by the Company from work in progress could be reduced or eliminated and, in the long-term, to the extent such wage increases could not be passed on to the Company's customers, the production capacity of the Company could be diminished and the growth potential of the Company could be impaired.

  As part of an effort to increase and improve its workforce, the Company employs a full-time recruiter responsible for coordinating all aspects of the Company's recruiting efforts, instituted and enhanced several incentive programs for its current employees and expanded its training facility. The Company has facilities to train its employees on productivity and safety matters. The Company is committed to training its employees and offers advancement through in-house training programs.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth, as of November 1, 1997, certain information with respect to the Company's directors and executive officers.

          NAME            AGE                          POSITION
          ----            ---                          --------
Alden J. Laborde........   81 Chairman of the Board of Directors
Kerry J. Chauvin........   50 President, Chief Executive Officer and Director
William A. Downey.......   51 Vice President--Operations
Murphy A. Bourke........   51 Vice President--Marketing
Joseph P. Gallagher,
 III....................   47 Vice President--Finance, Chief Financial Officer, Treasurer
                              and Secretary
Gregory J. Cotter.......   49 Director
Thomas E. Fairley.......   49 Director
Hugh J. Kelly...........   72 Director
John P. "Jack" Laborde..   48 Director
Huey J. Wilson..........   69 Director

  Alden J. "Doc" Laborde has served as Chairman of the Board of the Company since 1986 and as a director since 1985. He also served as the Company's Chief Executive Officer from 1986 to January 1990. Mr. Laborde founded ODECO, Inc., an offshore drilling contractor ("ODECO"), and served as its Chairman of the Board and Chief Executive Officer from 1953 to 1977. In 1954, Mr. Laborde founded Tidewater Inc. ("Tidewater"), a supplier of offshore marine transportation and other services, and served as a director of Tidewater from 1978 to 1986 and as director emeritus from 1986 to September 1993. Mr. Laborde graduated from the United States Naval Academy with a degree in engineering and served in World War II as a combat officer. Mr. Laborde is the father of John P. "Jack" Laborde.

  Kerry J. Chauvin has served as the Company's President and as a director since the Company's inception and has served as Chief Executive Officer since January 1990. Mr. Chauvin also served as the Company's Chief Operating Officer from January 1989 to January 1990. He has over 20 years of experience in the fabrication industry including serving from 1979 to 1984 as President of Delta Fabrication, the assets of which were purchased by the Company in 1985, and as Executive Vice President, General Manager and Manager of Engineering with Delta Fabrication from 1977 to 1979. From 1973 to 1977, he was employed by Delta Shipyard as Manager of New Construction and as a Project Manager. Mr. Chauvin holds both an M.B.A. degree and a B.S. degree in Mechanical Engineering from Louisiana State University.

  William A. Downey has been Vice President--Operations of the Company since 1985. From 1980 to 1984, Mr. Downey served as the Vice President of Engineering of Delta Fabrication. With over 20 years of experience in the fabrication industry, he has served in various capacities with Avondale Industries, Inc., including Senior Project Manager and Senior Cost & Design Analyst, and has also been employed by Sanderson Enterprises, Inc. and Mission Drilling & Exploration Corp. Mr. Downey received his B.S. degree in Industrial Technology from Southeastern Louisiana University in 1971.

  Murphy A. Bourke has been Vice President--Marketing since the Company began operations in 1985. Mr. Bourke also served as Vice President Marketing for Delta Fabrication from 1979 to 1984 and as the General Sales Manager of Louisiana State Liquor Distributors, Inc., a beverage distributor, from 1972 to 1979. He holds a B.A. degree in marketing from Southeastern Louisiana University.

  Joseph P. "Duke" Gallagher, III was elected Vice President--Finance and Chief Financial Officer of the Company in January 1997. Mr. Gallagher has been the Company's Controller since 1985, the Treasurer since 1986 and Secretary since January 1993. Mr. Gallagher also served as Secretary from 1986 to 1990. From 1981 to 1985, he was employed as the Controller of TBW Industries, Incorporated, a manufacturer of machinery and pressure vessels, and from 1979 to 1981 as the Assistant Controller of Brock Exploration Corporation, a publicly traded oil and gas exploration company. Mr. Gallagher, a Certified Public Accountant, also worked as a Senior Auditor for the accounting firm A.A. Harmon & Co., CPA's Inc. He received a B.S. degree in Production Management in 1973 from the University of Southwestern Louisiana.

  Gregory J. Cotter has been a director of the Company since 1985 and has served as a non-compensated financial advisor to the Company since its formation. Mr. Cotter has also been President, Chief Operating and Financial Officer and a director of Huey Wilson Interests, Inc. since January 1989. Mr. Cotter also served in that capacity from 1985 through 1986. During 1987 and 1988, Mr. Cotter was President, Chief Operating Officer and a director of Great American Corporation, then a publicly traded multibank holding company. Since October 1989, Mr. Cotter has served as President, Chief Financial Officer and a director of Wilson Jewelers, Inc. From 1977 to 1985, Mr. Cotter was Senior Vice President and Chief Financial Officer of H. J. Wilson, Co., Inc., then a publicly traded jewelry and retail merchandising chain. Mr. Cotter received his B.S. degree in Chemical Engineering in 1970 and his M.B.A. in 1972, both from Tulane University.

  Thomas E. Fairley has served as a director of the Company since January 1997 and is the Chief Executive Officer and President of Trico Marine Services, Inc. ("Trico"), a publicly traded marine vessel operator. He has served in that capacity since October 1993 and as President of Trico Marine Operators, the predecessor of Trico, since 1980. From 1978 to 1980, Mr. Fairley served as Vice President of Trans Marine International, an offshore marine service company and wholly-owned subsidiary of GATX Leasing Corporation. From 1975 to 1978, Mr. Fairley served as General Manager of International Logistics, Inc., a company engaged in the offshore marine industry. Prior to 1975, Mr. Fairley held various positions with Petrol Marine Company, an offshore marine service company.

  Hugh J. Kelly has served as a director of the Company since January 1997, and has been an oil and gas consultant since 1989. From 1977 to 1989, Mr. Kelly served as the Chief Executive Officer of ODECO. Mr. Kelly is a director of Tidewater, Hibernia Corporation (regional bank holding company), Chieftain International, Inc. (oil and gas exploration and development concern) and Central Louisiana Electric Co. (electric utility company).

  John P. "Jack" Laborde has served as a director of the Company since January 1997. Mr. Laborde is the Chief Executive Officer of All Aboard Development Corporation, an independent oil and gas exploration and production company. He has served in that capacity since April 1996 and as a Vice President since April 1992. Mr. Laborde served as a consultant to the Company from April 1996 to December 1996. From April 1992 to March 1996, Mr. Laborde served as the International Marketing Manager of the Company. From 1978 to 1992, Mr. Laborde served in various capacities, including Vice President--International Operations and Marketing Manager, for ODECO. Mr. Laborde received his B.S. in Civil Engineering in 1971 and his M.B.A. in 1973, both from Tulane University. Jack Laborde is the son of Alden J. Laborde.

  Huey J. Wilson, one of the Company's founding shareholders, was elected director in January 1997. Mr. Wilson founded H.J. Wilson, Co., Inc. ("Wilson's"), a jewelry and retail merchandising chain that grew to become the largest publicly traded company headquartered in Baton Rouge, Louisiana. He was Chairman of the Board and Chief Executive Officer of Wilson's from 1957 to 1985, when it was sold to Service Merchandise Company. Until June 1993, Mr. Wilson served as Chairman of the Board since 1982, Chief Executive Officer since 1983, and a director since 1973 of Great American Corporation, a then publicly traded multibank holding company. Currently, Mr. Wilson is the Chairman of the Board and Chief Executive Officer of Huey Wilson Interests, Inc., a financial and business management company he founded in 1985, and Chairman of the Board and Chief Executive Officer of Wilson Jewelers, Inc., a jewelry store chain he established in 1989.

  The Company's Articles of Incorporation ("Articles") and By-laws provide for the Board of Directors to be divided into three classes of directors with each class to be as nearly equal in number of directors as possible, with directors serving staggered three-year terms. The terms of the Class I directors, Messrs. Fairley and Kelly, will expire in 1998. The terms of the Class II directors, Messrs. Cotter and Jack Laborde, will expire in 1999, and the terms of the Class III directors, Messrs. Chauvin, Wilson and Alden Laborde, will expire in 2000. Each director serves until the end of his term or until his successor is elected and qualified. See "Description of Capital Stock--Certain Anti-Takeover and Other Provisions of the Articles and By-laws."

DIRECTOR COMPENSATION

  As Chairman of the Board, Alden J. Laborde receives an annual fee of $100,000. Each non-employee director other than Mr. Alden Laborde is paid an annual director's fee of $12,000 plus $1,000 for each board or committee meeting attended. All directors are reimbursed for reasonable out-of-pocket expenses incurred in attending board and committee meetings.

COMMITTEES

  The Company's Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee reviews the Company's annual audit and meets with the Company's independent public accountants to review the Company's internal controls and financial management practices. The current members of the Audit Committee are Messrs. Cotter, Fairley and Jack Laborde.

  The Compensation Committee recommends to the Board of Directors compensation for the Company's key employees, administers the Company's stock incentive plan and performs such other functions as may be prescribed by the Board of Directors. The current members of the Compensation Committee are Messrs. Alden Laborde, Wilson and Kelly.

EXECUTIVE COMPENSATION

  The following table summarizes the compensation paid to its Chief Executive Officer and each of its most highly compensated executive officers for the year ended December 31, 1996. No other employee of the Company earned more than $100,000 in 1996.

                                                                    ALL OTHER
     NAME AND PRINCIPAL POSITION        YEAR ANNUAL COMPENSATION COMPENSATION(2)
     ---------------------------        ---- -----------------------------------
                                              SALARY   BONUS(1)
                                             --------- ----------
Kerry J. Chauvin, President and Chief
 Executive Officer....................  1996 $ 199,370 $ 162,783     $ 8,796
William A. Downey, Vice President--Op-
 erations.............................  1996   124,400    81,392      14,403
Murphy A. Bourke, Vice President--Mar-
 keting...............................  1996   120,417    81,392       7,320
Joseph P. Gallagher, III, Vice
 President--Finance and Chief
 Financial Officer....................  1996    80,860    27,131       4,670

--------
(1) For fiscal 1996, the Board of Directors voted to pay bonuses to the Company's executive officers based on a percentage of the Company's income before taxes, adjusted for the bonuses and a non-recurring compensation charge (the "Profit Participation Amount"). In 1996, Messrs. Chauvin, Downey, Bourke and Gallagher were paid bonuses equal to 2%, 1%, 1% and 1/3%, respectively, of the Profit Participation Amount. The Compensation Committee presently intends to pay 1997 bonuses to these executive officers that will be similarly calculated, except that it has been recommended that Mr. Gallagher's bonus be 2/3% of the Profit Participation Amount in 1997.
(2) Includes (i) matching and profit-sharing contributions of $7,810, $7,152, $6,910 and $4,358 to the Company's 401(k) plan on behalf of Messrs. Chauvin, Downey, Bourke and Gallagher, respectively, (ii) premium payments in the amount of $410, $410, $410 and $312 for Messrs. Chauvin, Downey, Bourke and Gallagher, respectively, under a long-term disability insurance plan, which premium payments are attributable to benefits in excess of those provided generally for other employees and (iii) personal use of a company vehicle in the amount of $576 and $6,841 for Messrs. Chauvin and Downey, respectively.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to January 31, 1997, the Board of Directors had no compensation committee, and Mr. Chauvin participated in deliberations of the Company's Board of Directors concerning executive officer compensation.

COMPENSATION PURSUANT TO PLANS

  Retirement Plan. In 1988, the Company implemented the Gulf Island Fabrication, Inc. Qualified Retirement Plan (the "Retirement Plan"), which has both a profit sharing and a 401(k) savings plan feature. The Retirement Plan permits each employee (other than non-resident alien employees and employees covered by collective bargaining agreements, of which the Company has none) to become a participant in the Retirement Plan on the first day of each month (an entry date) following the latest of the employee's completion of three months of employment or the attainment of age 18.

  The Company makes an annual contribution, if any, to the profit sharing feature in an amount determined by the Board of Directors. Subject to certain limitations required by law, the Company's contribution is allocated to each participant in the proportion that the total compensation paid by the Company to such participant during the plan year bears to the aggregate compensation paid by the Company to all participants during the plan year.

  Under the savings plan feature of the Retirement Plan, each active participant may elect, subject to certain limitations required by law, to defer, on a pre-tax basis, payment of up to 15% of his or her compensation and have this amount credited to the participant's Plan account. The Company contributes to the account of each participant a matching contribution equal to 50% of such participant's contributions that are not in excess of 6% of compensation. The savings plan feature also provides for additional Company contributions, if any, at the discretion of the Board. Subject to certain limitations required by law, the Company's discretionary match is allocated to each participant in the proportion that the total matching contribution paid by the Company to such participant during the plan year bears to the aggregate matching contribution paid by the Company to all participants during the plan year.

  In accordance with the employee's instructions, all funds in a participant's account are invested in one or more of the four investment alternatives of Invesco Trust Company, the Plan's trustee, which are designated by the plan administrator.

  Employee contributions to the savings plan feature and earnings thereon are 100% vested at all times. Contributions by the Company, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% after two years of service and increasing in 20% increments with each additional year of service, thus becoming 100% vested following six years of service. All contributions vest, regardless of years of service, upon termination of employment by reason of death or disability, attainment of age 65 or the termination or discontinuance of the Retirement Plan. After termination of employment, an employee is entitled to receive a lump-sum distribution of his or her entire vested interest in the Retirement Plan.

  During the 1996 plan year, the Company made contributions of $125,000 to the profit sharing feature, contributions of $292,000 to the match feature, and contributions of $125,000 to the discretionary match feature of the Retirement Plan. For amounts credited to the accounts of Messrs. Chauvin, Downey, Bourke and Gallagher, see "--Executive Compensation."

  Long-Term Incentive Plan. In February 1997, the Company adopted and its shareholders approved the Long-Term Incentive Plan (the "1997 Plan") to provide long-term incentives to its key employees, including officers and directors who are employees of the Company (the "Eligible Employees"). Under the 1997 Plan, which is administered by the Compensation Committee of the Board of Directors, the Company may grant incentive stock options, non-qualified stock options, restricted stock, stock awards or any combination thereof (the "Incentives") to Eligible Employees. The Compensation Committee will establish the exercise price of any stock options granted under the Incentive Plan, provided that the exercise price may not be less than the fair market value of the Common Stock on the date of grant. The option exercise price may be paid in cash, in Common Stock held for at least six months, in a combination of cash and Common Stock, or through a broker-assisted exercise arrangement approved by the Compensation Committee.

  A total of 1,000,000 shares of Common Stock are available for issuance under the 1997 Plan. Incentives with respect to no more than 400,000 shares of Common Stock may be granted to any single Eligible Employee in one calendar year. Proportionate adjustments will be made to the number of shares subject to the 1997 Plan, including the shares subject to outstanding Incentives, in the event of any recapitalization, stock dividend, stock split, combination of shares or other change in the Common Stock. In the event of such adjustments, the purchase price of any outstanding option will be adjusted as and to the extent appropriate, in the reasonable discretion of the compensation Committee, to provide participants with the same relative rights before and after such adjustment.

  All outstanding Incentives will automatically become exercisable and fully vested and all performance criteria will be deemed to be waived by the Company upon (i) a reorganization, merger or consolidation of the Company in which the Company is not the surviving entity, (ii) the sale of all or substantially all of the assets of the Company, (iii) a liquidation or dissolution of the Company, (iv) a person or group of persons, other than Messrs. Alden Laborde or Wilson or any employee benefit plan of the Company, becoming the beneficial owner of 30% or more of the Company's voting stock or (v) the replacement of a majority of the Board in a contested election (a "Significant Transaction"). The Committee also has the authority to take several actions regarding outstanding Incentives upon the occurrence of a Significant Transaction, including requiring that outstanding options remain exercisable only for a limited time, providing for mandatory conversion of outstanding options in exchange for either a cash payment or Common Stock, making equitable adjustments to Incentives or providing that outstanding options will become options relating to securities to which a participant would have been entitled in connection with the Significant Transaction if the options had been exercised.

  As of the date of this Prospectus, options to purchase 392,000 shares of Common Stock have been granted under the 1997 Plan to employees of the Company, including options to purchase 96,000, 45,000, 40,000, and 32,000 shares to Messrs. Chauvin, Downey, Bourke and Gallagher, respectively. All of the options granted to the Company's executive officers as of the date of this Prospectus under the 1997 Plan have a ten-year term, an exercise price equal to the price per share of which shares of Common Stock were sold in the Initial Public Offering, as adjusted to give effect to the stock split, and will become fully exercisable five years from the date of grant.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

  In accordance with Louisiana law, the Company's Articles (described further below) contain provisions eliminating the personal liability of directors and officers to the Company and its shareholders for monetary damages for breaches of their fiduciary duties as directors or officers, except for (i) a breach of a director's or officer's duty of loyalty to the Company or its shareholders,
(ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are illegal under Louisiana law and (iv) any transaction from which a director or officer receives an improper personal benefit. As a result of the inclusion of such provisions, shareholders may be unable to recover monetary damages against directors or officers for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct.

  The Company believes that these provisions are necessary to attract and retain qualified individuals to serve as directors and officers. In addition, such provisions will allow directors and officers to perform their duties in good faith without undue concern about personal liability if a court finds their conduct to have been negligent or grossly negligent. On the other hand, the potential remedies available to a Company shareholder will be limited, and it is possible, although unlikely, that directors or officers protected by these provisions may not demonstrate the same level of diligence or care that they would otherwise demonstrate.

  The Company's By-laws require the Company to indemnify its officers and directors against certain expenses and costs, judgments, settlements and fines incurred in the defense of any claim, including any claim brought by or in the right of the Company, to which they were made parties by reason of being or having been officers or directors, subject to certain conditions and limitations. The By-law provisions that govern such indemnification are included as an exhibit to the Company's Registration Statement, of which this Prospectus forms a part.

  Each of the Company's directors and executive officers has entered into an indemnity agreement with the Company, pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that the Company will indemnify the directors and executive officers against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director or executive officer by reason of his position as director or executive officer that are in excess of the coverage provided by any such insurance, provided that the director or executive officer meets certain standards of conduct. A form of indemnity agreement containing such standards of conduct is included as an exhibit to the Company's Registration Statement, of which this Prospectus forms a part. Under the indemnity agreements, the Company is not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to the Company from the insurance.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth, as of November 1, 1997, and as adjusted to give effect to the Offering, certain information regarding beneficial ownership of the Common Stock by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each Selling Shareholder, (iii) each director of the Company, (iv) each of the Company's executive officers and (v) all of the Company's directors and executive officers as a group. Unless otherwise indicated, the Company believes that the shareholders listed below have sole investment and voting power with respect to their shares based on information furnished to the Company by such shareholders.

                                                                                    PERCENT OF
                                                                                    OUTSTANDING
                                                                                   COMMON STOCK
                                                                                 -----------------
                           NUMBER OF SHARES                    NUMBER OF SHARES
                          BENEFICIALLY OWNED NUMBER OF SHARES BENEFICIALLY OWNED  BEFORE   AFTER
NAME OF BENEFICIAL OWNER  PRIOR TO OFFERING     TO BE SOLD      AFTER OFFERING   OFFERING OFFERING
------------------------  ------------------ ---------------- ------------------ -------- --------
Alden J.
 Laborde(/1/)(/2/)......      2,832,382         1,000,000         1,832,382         24%      16%
Huey J. Wilson(/1/).....      3,451,000         1,000,000         2,451,000         30%      21%
Kerry J. Chauvin........         65,600(3)             --            65,600(3)       *        *
William A. Downey.......         29,000                --            29,000          *        *
Murphy A. Bourke........         22,200                --            22,200          *        *
Thomas E. Fairley.......         10,000                --            10,000
Hugh J. Kelly...........          4,000                --             4,000
Gregory J. Cotter.......          3,000                --             3,000
Joseph P. Gallagher,
 III....................         40,000                --            40,000          *        *
John P. "Jack" Laborde..         86,400(4)             --            86,400(4)       *        *
All directors and
 executive officers as a
 group (10 persons).....      6,543,582         2,000,000         4,543,582         56%      39%

--------
 * Less than one percent.
(1) Includes 100,000 shares that each of the Selling Shareholders may contribute to the WSW 1997 Exchange Fund prior to the Offering but the transfer of which may not occur until after the Offering. Investors in such fund consist of individuals like the Selling Shareholders who contribute highly appreciated capital stock on a tax-free basis as a means of asset diversification and estate planning. With respect to Mr. Wilson's ownership, this number includes 100,000 shares held by a foundation of which Mr. Wilson is a trustee and as to which he disclaims beneficial ownership. The address of Alden J. Laborde is 210 Baronne Street, Suite 822, New Orleans, Louisiana 70112. The address of Huey J. Wilson is 3636
    S. Sherwood Forest Boulevard, Suite 650, Baton Rouge, Louisiana 70816.
(2) Includes approximately 182 shares with respect to which Mr. Laborde's wife shares voting control and as to which he disclaims beneficial ownership.
(3) Includes 1,600 shares owned by Mr. Chauvin's spouse and one of his children, as to which Mr. Chauvin disclaims beneficial ownership.
(4) Includes 50,800 shares owned by Mr. Laborde's spouse and children, as to which Mr. Laborde disclaims beneficial ownership.

                             CERTAIN TRANSACTIONS

  Between January 1, 1997 and April 4, 1997, the Company distributed $16.6 million to certain of its shareholders, which amount represented undistributed earnings of the Company through the date of the termination of the Company's S Corporation status, on which such shareholders incurred federal and state income taxes. Directors and executive officers of the Company who are also shareholders received, in the aggregate, approximately $15.3 million as a result of this distribution.

  In connection with the Initial Public Offering, the Company entered into registration rights agreements (the "Registration Rights Agreements") with Messrs. Alden Laborde and Wilson, pursuant to which Messrs. Alden Laborde and Wilson have limited rights to require the Company to register shares of Common Stock owned by them under the Securities Act. This Offering is being made pursuant to the Registration Rights Agreements. If this Offering is completed, each of Messrs. Alden Laborde and Wilson will be entitled to one additional demand registration under the Registration Rights Agreements. If either of Messrs. Laborde or Wilson makes such a demand, the other is entitled to include his shares in such registration.

  If the Company proposes to register any Common Stock under the Securities Act in connection with a public offering, each of Messrs. Laborde and Wilson may require the Company to include all or a portion of the shares of Common Stock held by such shareholder. The Company has agreed to pay all the expenses of registration under the Registration Rights Agreements, other than underwriting discounts and commissions. See "Risk Factors--Shares Eligible for Future Resale; Registration Rights."

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share, issuable in series (the "Preferred Stock"). On October 6, 1997, the Company declared a two-for-one stock split, effectuated as a stock dividend on October 28, 1997. Subsequent to the stock split, and as of October 31, 1997, 11,600,000 shares of Common Stock were outstanding and held of record by approximately 230 persons, and no shares of Preferred Stock were outstanding. The Company's Common Stock is listed for trading on the Nasdaq National market. The following description of the capital stock of the Company is qualified in its entirety by reference to the Company's Articles and By-laws, copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters on which shareholders are entitled to vote; shareholders may not cumulate votes for the election of directors. Subject to any preferences accorded to the holders of the Preferred Stock, if and when issued by the Board of Directors, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors may determine. The Company currently does not intend to pay dividends for the foreseeable future. In addition, the Company's Bank Credit Facility contains provisions that limit the Company from paying dividends to holders of its Common Stock. See "Risk Factors--Dividends" and "Price Range of Common Stock and Dividend Policy." Upon the dissolution, liquidation or winding up of the Company, after payment of debts, expenses and the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them. Holders of Common Stock have no preemptive, subscription or conversion rights and are not subject to further calls or assessments, or rights of redemption by the Company. The outstanding shares of Common Stock are, and the shares of Common Stock being sold in the Offering will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors has the authority, without approval of the stockholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters with respect to the Preferred Stock that may be determined by the Board of Directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.

  One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Articles grant the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued that would entitle holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights designated to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely effect the rights of holders of the Common Stock.

  In addition, certain other charter provisions that are described below may have the effect of, either alone or in combination with each other or with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

CERTAIN ANTI-TAKEOVER AND OTHER PROVISIONS OF THE ARTICLES AND BY-LAWS

  Classified Board of Directors. The Articles and By-laws divide the members of the Board of Directors who are elected by the holders of the Common Stock into three classes with each class to be as nearly equal in number of directors as possible, serving three-year staggered terms. See "Management-- Executive Officers and Directors."

  Advance Notice of Intention to Nominate a Director. The Articles and By-laws permit a stockholder to nominate a person for election as a director only if written notice of such stockholder's intent to make a nomination has been given to the Secretary of the Company not less than 45 days or more than 90 days prior to an annual meeting, unless less than 55 days notice is given of the meeting, in which case notice by the stockholder must be received on the 10th day after notice of the meeting was given. This provision also requires that the stockholder's notice set forth, among other things, a description of all arrangements or understandings between the nominee and the stockholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), had the nominee been nominated by the Board of Directors of the Company. Any nomination that fails to comply with these requirements may be disqualified.

  Shareholders' Right to Call Special Meeting. The Articles and By-laws provide that a special shareholders' meeting may be requested by a shareholder or group of shareholders holding in the aggregate 50% or more of the Company's total voting power.

  Shareholder Action by Unanimous Consent. Under Louisiana law, unless a corporation's articles of incorporation specify otherwise, shareholders may only act at a duly called meeting or by unanimous written consent. The Company's Articles do not contain a provision permitting action by a consent signed by less than all shareholders; therefore, the Company's shareholders can only act at a duly called meeting or by unanimous written consent.

  Removal of Directors; Filling Vacancies on Board of Directors. The Articles and By-laws provide that any director elected by holders of the Common Stock may be removed at any time by a two-thirds vote of the entire Board of Directors. In addition, any director or the entire Board may be removed at any time for cause by a vote of the holders of not less than two-thirds of the total voting power held by all holders of voting stock present or represented at a special stockholders' meeting called for that purpose. "Cause" is defined for these purposes as conviction of a felony involving moral turpitude or adjudication of gross negligence or misconduct in the performance of duties in a matter of substantial importance to the Company. The Articles and By-laws also provide that any vacancies on the Board of Directors (including any resulting from an increase in the authorized number of directors) may be filled by the affirmative vote of two-thirds of the directors, provided the shareholders shall have the right, at any special meeting called for that purpose prior to such action by the Board, to fill the vacancy.

  Adoption and Amendment of By-laws. The Articles provide that the By-laws may be (i) adopted only by a majority vote of the Board of Directors and (ii) amended or repealed by either a two-thirds vote of the Board of Directors or the holders of at least 80% of the total voting power present or represented at any shareholders' meeting. Any provisions amended or repealed by the stockholders may be re-amended or re-adopted by the Board of Directors.

  Consideration of Tender Offers and Other Extraordinary Transactions. Under Louisiana law, the Board of Directors, when considering a tender offer, exchange offer, merger or consolidation, may consider, among other factors, the social and economic effects of the proposal on the Company, its subsidiaries and their respective employees, customers, creditors and communities.

  Amendment of Certain Provisions of the Articles; Other Corporate Action. Under Louisiana law, unless a corporation's articles of incorporation specify otherwise, a corporation's articles of incorporation may be amended by the affirmative vote of the holders of two-thirds of the voting power present at a meeting of the shareholders. The Company's Articles require the affirmative vote of not less than 80% of the total voting power of the Company to amend, alter or repeal certain provisions of the Company's Articles with respect to
(i) the classification, filling of vacancies and removal of the Board of Directors, (ii) amendments to the By-laws, (iii) the application of certain anti-takeover provisions of the Louisiana law by which the Company has elected not to be governed, (iv) changes to shareholder vote requirements, (v) limitation of liability of directors and (vi) requirements for special meetings called by shareholders. Unless approved by a vote of at least two-thirds of the Board of Directors, a merger, consolidation, sale of all or substantially all of the assets or a voluntarily dissolution of the Company may be authorized only by the affirmative vote of the holders of 80% of the total voting power.

  The provisions of the Company's Articles and By-laws summarized in the preceding paragraphs may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including those attempts that might result in the payment of a premium over the market price for the shares of Common Stock held by such shareholder.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Stock Transfer and Trust Company.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement among the Selling Shareholders and the Underwriters named below (the "Underwriting Agreement"), the Selling Shareholders have collectively agreed to sell to each of such Underwriters named below, and each of such Underwriters, for whom Morgan Keegan & Company, Inc., Raymond James & Associates, Inc. and Johnson Rice & Company L.L.C. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below.

                                                                     NUMBER OF
                                                                     SHARES OF
   UNDERWRITER                                                      COMMON STOCK
   -----------                                                      ------------
   Morgan Keegan & Company, Inc. ..................................
   Raymond James & Associates, Inc. ...............................
   Johnson Rice & Company L.L.C. ..................................
                                                                     ---------
     Total.........................................................  2,000,000
                                                                     =========

  The Underwriting Agreement provides that the Underwriters' obligation to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased. The Underwriters have informed the Company that no sales of Common Stock will be confirmed to discretionary accounts.

  In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company and the Selling Shareholders in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market in the over-the-counter market or otherwise.

  As permitted by Rule 103 under the Exchange Act, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (i) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (ii) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (iii) bids made by passive market makers must be identified as such.

  The Selling Shareholders have granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 300,000 additional shares of Common Stock solely to cover overallotments, if any. If the Underwriters exercise their overallotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the table above, bears to the 2,000,000 shares of Common Stock offered hereby.

  The Selling Shareholders, who will beneficially own an aggregate of 4,283,382 (3,983,382 if the over-allotment option is exercised in full) shares of Common Stock after the Offering, have agreed, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than, with respect to the Company, pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus or in connection with the acquisitions of businesses or assets by the Company) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock without the prior consent of the Representatives.

  Certain of the Underwriters have from time to time provided investment banking and financial advisory services to the Company, and such firms may in the future provide similar services to the Company, for which they have received or are expected to receive customary fees.

  In accordance with the Registration Rights Agreements with the Selling Shareholders, the Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The legality of the shares of Common Stock offered hereby is being passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.


                                    EXPERTS

  The financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, and the combined financial statements of Dolphin Services as of and for the year ended December 31, 1996 included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the information and reporting requirements of the Exchange Act, and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has also filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the Registration Statement. Such periodic reports and Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov). The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent public accountants. The Company's Common Stock is traded on the Nasdaq National Market. Reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, at 1735 K Street, N.W., Washington, D.C. 20006.

                      GLOSSARY OF CERTAIN TECHNICAL TERMS

blasting and coating           Building and equipment used to clean steel
facility:                      products and prepare them for coating with
                               marine paints and other coatings.

compliant tower:               A fixed platform designed for certain deep
                               water drilling and production.

coping machine:                A computerized machine that cuts ends of
                               tubular pipe sections to allow for changes in weld bevel angles and fits onto other tubular pipe sections.

deck: The component of a platform on which development drilling, production, separating, gathering, piping, compression, well support, crew quartering and other functions related to offshore oil and gas development are conducted.

direct labor hours:            Direct labor hours are hours worked by
                               employees directly involved in the production of the Company's products. These hours do not include contractor labor hours and support personnel hours such as maintenance, warehousing and drafting.

fixed platform:                A platform consisting of a rigid jacket which
                               rests on tubular steel pilings driven into the seabed and which supports a deck structure above the water surface.

floating production            Floating structure that supports offshore oil
platform:                      and gas production equipment (tension leg, semi
                               submersible, SPAR).

grit blast system:             System of preparing steel for coating by using
                               steel grit rather than sand as a blasting medium.

hydraulic plate shear:         Machine that cuts steel by a mechanical system
                               similar to scissors.

inshore: Inside coastlines, typically in bays, lakes and marshy areas.

ISO 9002:                      International Standards of Operations 9002--
                               Defines quality management system of procedures and goals for certified companies.

jacket: A component of a fixed platform consisting of a tubular steel, braced structure extending from the mudline of the seabed to a point above the water surface. The jacket is supported on tubular steel pilings driven into the seabed.

modules: Packaged equipment usually consisting of major production, utility or compression equipment with associated piping and control system.

offshore:                      In unprotected waters outside coastlines.

piles: Rigid tubular pipes that are driven into the seabed to support platforms.

plasma-arc cutting system:     Steel cutting system that uses a ionized gas
                               cutting rather than oxy-fuel system.

platform:                      A structure from which offshore oil and gas
                               development drilling and production are
                               conducted.

spud barge:                    Construction barge rigged with vertical tubular
                               or square lengths of steel pipes that are lowered to anchor the vessel.

subsea templates:              Tubular frames which are placed on the seabed
                               and anchored with piles. Usually a series of oil and gas wells are drilled through these underwater structures.

tension leg platform (TLP):    A platform consisting of a floating hull and
                               deck anchored by vertical tensioned cables or pipes connected to pilings driven into the seabed. A tension leg platform is typically used in water depths exceeding 1,000 feet.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Pro Forma Combined Financial Statements (unaudited):
  Pro Forma Combined Balance Sheet as of December 31, 1996................  F-3
  Pro Forma Combined Statement of Income for the year ended December 31,
   1996...................................................................  F-5
  Notes to Pro Forma Combined Balance Sheet...............................  F-6
  Notes to Pro Forma Combined Statement of Income.........................  F-7
Gulf Island Fabrication, Inc. Financial Statements:
  Report of Independent Accountants.......................................  F-8
  Balance Sheet as of December 31, 1995 and 1996..........................  F-9
  Statement of Income for the years ended December 31, 1994, 1995 and
   1996................................................................... F-10
  Statement of Changes in Shareholders' Equity for the years ended
   December 31, 1994, 1995 and 1996....................................... F-11
  Statement of Cash Flows for the years ended December 31, 1994, 1995 and
   1996................................................................... F-12
  Notes to the Financial Statements....................................... F-13
Gulf Island Fabrication, Inc. Interim Consolidated Financial Statements
 (unaudited):
  Consolidated Balance Sheet as of September 30, 1997..................... F-19
  Consolidated Statement of Income for the nine months ended September 30,
   1996 and 1997.......................................................... F-20
  Consolidated Statement of Changes in Shareholders' Equity for the nine months ended September 30, 1997........................................ F-21
  Consolidated Statement of Cash Flows for the nine months ended September
   30, 1996 and 1997...................................................... F-22
  Notes to Consolidated Financial Statements.............................. F-23
Dolphin Services, Inc. Combined Financial Statements:
  Report of Independent Accountants....................................... F-26
  Combined Balance Sheet as of December 31, 1996.......................... F-27
  Combined Statement of Income and Retained Earnings for the year ended
   December 31, 1996...................................................... F-28
  Combined Statement of Cash Flows for the year ended December 31, 1996... F-29
  Notes to the Combined Financial Statements.............................. F-30

                         GULF ISLAND FABRICATION, INC.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

  The following unaudited pro forma combined financial statements reflect termination of Gulf Island Fabrication, Inc.'s (the "Company") status as an S Corporation, assuming that such termination occurred on December 31, 1996. The pro forma financial statements also reflect the acquisition by the Company of Dolphin Services, Inc., Dolphin Steel Sales, Inc. and Dolphin Sales and Rentals, Inc. (collectively, "Dolphin Services"), using the purchase method of accounting. The pro forma combined balance sheet combines the Company's pro forma balance sheet, as adjusted for the termination of the status as an S Corporation, and the historical statement of Dolphin Services, assuming the acquisition occurred on December 31, 1996. The pro forma combined statement of income combines the historical statements of the Company and Dolphin Services assuming the acquisition had occurred on January 1, 1996 and further reflects a pro forma provision for income taxes that would have been recorded had the Company operated as a C Corporation during the year ended December 31, 1996.

  The unaudited pro forma combined financial statements do not purport to present the actual financial condition or results of operations of the Company as if the termination of the Company's S Corporation status and the acquisition of Dolphin Services had occurred on the dates specified. The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements of the Company and Dolphin Services included elsewhere in this document.

                         GULF ISLAND FABRICATION, INC.

                  PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)

                               DECEMBER 31, 1996

                                 (IN THOUSANDS)

                                          PRO FORMA
                                       ADJUSTMENTS FOR          DOLPHIN                PRO FORMA
                          GULF ISLAND  CONVERSION FROM          COMBINED                BALANCE
                          FABRICATION   SUBCHAPTER S     PRO   HISTORICAL  PRO FORMA   SHEET, AS
                             INC.      CORPORATION TO   FORMA   BALANCE   ACQUISITION  ADJUSTED
                          HISTORICAL    C CORPORATION  BALANCE   SHEET    ADJUSTMENTS FOR DOLPHIN
         ASSETS          BALANCE SHEET    (NOTE 1)      SHEET   (NOTE 2)   (NOTE 2)   ACQUISITION
         ------          ------------- --------------- ------- ---------- ----------- -----------
Current assets:
  Cash..................    $ 1,357          $--       $ 1,357   $   83      $ --       $ 1,440
  Contracts receivable,
   net..................     11,674           --        11,674    4,513        --        16,187
  Contract retainage....      1,806           --         1,806      193        --         1,999
  Other receivables.....         --           --            --      616        --           616
  Costs and estimated
   earnings in excess of
   billings on
   uncompleted
   contracts............      1,306           --         1,306       55        --         1,361
  Prepaid expenses......        500           --           500       53        --           553
  Inventory.............      1,113           --         1,113      767        26(a)      1,906
                            -------          ---       -------   ------      ----       -------
    Total current
     assets.............     17,756           --        17,756    6,280        26        24,062
  Property, plant and
   equipment, net            17,735           --        17,735    3,172       385(a)     21,292
  Other assets..........        418           --           418      254        --           672
                            -------          ---       -------   ------      ----       -------
                            $35,909          $--       $35,909   $9,706      $411       $46,026
                            =======          ===       =======   ======      ====       =======


           See accompanying notes to pro forma financial statements.

                         GULF ISLAND FABRICATION, INC.

                  PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)

                               DECEMBER 31, 1996

                                 (IN THOUSANDS)

                                          PRO FORMA
                                       ADJUSTMENTS FOR           DOLPHIN                  PRO FORMA
                          GULF ISLAND  CONVERSION FROM           COMBINED                  BALANCE
                          FABRICATION   SUBCHAPTER S      PRO   HISTORICAL  PRO FORMA     SHEET, AS
                             INC.      CORPORATION TO    FORMA   BALANCE   ACQUISITION    ADJUSTED
    LIABILITIES AND       HISTORICAL    C CORPORATION   BALANCE   SHEET    ADJUSTMENTS   FOR DOLPHIN
  SHAREHOLDERS' EQUITY   BALANCE SHEET    (NOTE 1)       SHEET   (NOTE 2)   (NOTE 2)     ACQUISITION
  --------------------   ------------- ---------------  ------- ---------- -----------   -----------
Current liabilities:
  Accounts payable......    $ 1,081       $     --      $ 1,081   $1,455     $   --        $ 2,536
  Billings in excess of
   costs and estimated
   earnings on
   uncompleted
   contracts............      2,204             --        2,204      488         --          2,692
  Accrued employee
   costs................      1,903             --        1,903      562         --          2,465
  Accrued expenses......      1,036             --        1,036      151         --          1,187
  Other liabilities.....         --             --           --       92         --             92
  Current portion of
   notes payable........        530             --          530      206         --            736
  Income taxes payable..         --             --           --      453         --            453
  Notes payable--
   distribution to
   shareholders.........         --         13,158 (b)   13,158       --         --         13,158
                            -------       --------      -------   ------     ------        -------
    Total current
     liabilities........      6,754         13,158       19,912    3,407         --         23,319
Deferred income taxes...         --          1,100 (a)    1,100      301        157 (a)      1,558
Notes payable, less
 current portion........      5,657             --        5,657      366      5,886 (b)     11,909
                            -------       --------      -------   ------     ------        -------
    Total liabilities...     12,411         14,258       26,669    4,074      6,043         36,786
                            -------       --------      -------   ------     ------        -------
Shareholders' equity:
  Gulf Island
   Fabrication, Inc.--
   Common stock.........      1,000             --        1,000       --         --          1,000
  Dolphin entities--
   Common stock                  --             --           --      479       (479)(c)         --
  Dolphin treasury
   stock, at cost.......         --             --           --     (303)       303 (c)         --
  Additional paid-in
   capital..............      6,670             --        6,670       --         --          6,670
  Retained earnings.....     15,828        (14,258)(b)    1,570    5,456     (5,456)(c)      1,570
                            -------       --------      -------   ------     ------        -------
  Total shareholders'
   equity...............     23,498        (14,258)       9,240    5,632     (5,632)         9,240
                            -------       --------      -------   ------     ------        -------
    Total liabilities
     and shareholders'
     equity.............    $35,909       $     --      $35,909   $9,706     $  411        $46,026
                            =======       ========      =======   ======     ======        =======

           See accompanying notes to pro forma financial statements.

                         GULF ISLAND FABRICATION, INC.

               PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)

                          YEAR ENDED DECEMBER 31, 1996

                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                                                       PRO FORMA
                              GULF ISLAND                         -------------------------
                           FABRICATION INC.    DOLPHIN COMBINED   ACQUISITION
                              HISTORICAL          HISTORICAL      ADJUSTMENTS
                          STATEMENT OF INCOME STATEMENT OF INCOME  (NOTE 1)        COMBINED
                          ------------------- ------------------- -----------      --------
Revenue.................        $79,004             $26,802         $(2,799)(d)    $103,007
Cost of revenue.........         68,673              22,950          (2,770)(b)(d)   88,853
                                -------             -------         -------        --------
Gross profit............         10,331               3,852             (29)         14,154
General and
 administrative
 expense................          2,161               1,642              --           3,803
Non-recurring
 compensation charge....            500                  --              --             500
                                -------             -------         -------        --------
Operating income........          7,670               2,210             (29)          9,851
Net interest expense....            384                   4             511 (a)         899
Income before income
 taxes..................          7,286               2,206            (540)          8,952
                                -------             -------         -------        --------
Provision for income
 taxes..................             --                (822)            203 (c)        (619)
                                -------             -------         -------        --------
Net income..............        $ 7,286             $ 1,384         $  (337)       $  8,333
                                =======             =======         =======        ========
Additional pro forma
 data (Note 2):
  Net income reported
   above................        $ 7,286                                            $  8,333
  Pro forma provision
   for income taxes
   related to operations
   as S Corporation.....         (2,934)                                             (2,934)
                                -------                                            --------
  Pro forma net income..        $ 4,352                                            $  5,399
                                =======                                            ========
Pro forma per share data
 (Note 3):
  Pro forma net income
   per share (using
   7,854,000 shares)....                                                           $    .69
                                                                                   ========


           See accompanying notes to pro forma financial statements.

                         GULF ISLAND FABRICATION, INC.

                   NOTES TO PRO FORMA COMBINED BALANCE SHEET
                                  (UNAUDITED)

NOTE 1

  The Company has operated as an S Corporation since 1989. Shortly before closing of the contemplated public offering, the Company's shareholders will elect to terminate the Company's status as an S Corporation and the Company will thereafter be subject to federal and state income taxation as a C Corporation. In connection with the S Corporation termination, the Company will distribute to its shareholders previously undistributed S Corporation tax basis earnings.

  Pro forma adjustments to record the assumed S Corporation termination and distribution of previously undistributed earnings reflect:

    (a) Net deferred income tax liability at December 31, 1996 resulting from change to a C Corporation from an S Corporation is comprised of the following:

      Differences between book and tax base of property and
       equipment................................................. $1,420,000
      Accrual for workers' compensation..........................   (150,000)
      Accrual for health insurance...............................   (159,000)
      Other differences..........................................    (11,000)
                                                                  ----------
                                                                  $1,100,000
                                                                  ==========

  The deferred tax liability that will be recorded as a charge to income in the second quarter of 1997 will be calculated based on the book and tax differences on the date of termination of S Corporation status.

    (b) Accrual of dividend to shareholders of undistributed S Corporation tax basis earnings at December 31, 1996. The pro forma balance sheet does not give effect to distributions that may be paid for S Corporation earnings subsequent to December 31, 1996. The remaining retained earnings of the Company at December 31, 1996 of $1,570,000 represent primarily C Corporation earnings prior to the Company becoming an S Corporation in 1989.

NOTE 2

  Effective January 2, 1997, the Company acquired all of the outstanding shares of Dolphin Services, Inc., Dolphin Steel Sales, Inc. and Dolphin Sales and Rentals, Inc. for a cash purchase price of $5,886,083, (the "Dolphin Acquisition") including $55,000 of direct expenses, which exceeds the book value of assets acquired and liabilities acquired by $255,000. The purchase price was allocated to acquired assets and liabilities based on estimated fair values.

  Pro forma adjustments to record the Dolphin Acquisition under the purchase method of accounting reflect:

    (a) Allocation of purchase price based on estimated fair values of assets acquired and liabilities assumed.

    (b) Borrowings under Company's line of credit to acquire shares of Dolphin Services.

    (c) Elimination of shareholders' equity accounts of Dolphin Services.

                         GULF ISLAND FABRICATION, INC.

          NOTES TO PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)

NOTE 1

  Pro forma adjustments to record the Dolphin Acquisition reflect:

    (a) Interest charges on additional borrowings of $5,886,083 at an estimated average interest rate of 8.69%.

    (b) Additional depreciation of property, plant and equipment using the straight-line method over estimated useful lives of 3 to 5 years for machinery and equipment and 30 years for buildings.

    (c) Tax benefit related to interest and additional depreciation charges.

    (d) Elimination of intercompany sales between the Company and Dolphin Services.

NOTE 2

  Additional pro forma data includes a pro forma adjustment to reflect the provision for income taxes assuming the Company had operated as a C Corporation.

NOTE 3

  Pro forma net income per share is calculated by dividing the pro forma net income ($5,399,000) by the weighted average shares outstanding (7,000,000), which gives retroactive effect to the stock splits authorized on February 14, 1997 and October 6, 1997, and increased to reflect sufficient additional shares to pay the distributions to shareholders in excess of 1996 historical net income (854,000 shares). All such additional shares are based on an assumed offering price of $7.50 per share, net of offering expenses. The pro forma net income per share does not give effect to distributions that may be paid from earnings generated subsequent to December 31, 1996.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Gulf Island Fabrication, Inc.

  In our opinion, the accompanying balance sheet and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Gulf Island Fabrication, Inc. (the "Company") at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

New Orleans, Louisiana
January 23, 1997, except for the
third paragraph of Note 1 and the
second paragraph of Note 9 which
are as of February 13, 1997,
the third paragraph of Note 9
which is as of February 14, 1997 and
the fourth paragraph of Note 9
which is as of October 28, 1997.

                         GULF ISLAND FABRICATION, INC.

                                 BALANCE SHEET

                                                        DECEMBER 31,
                                             -----------------------------------
                                                                      PRO FORMA
                                                                     -----------
                                                                     1996 (NOTE
                                                                         2)
                  ASSETS                        1995        1996     (UNAUDITED)
                  ------                     ----------- ----------- -----------
Current assets:
  Cash.....................................  $ 2,083,809 $ 1,357,232 $ 1,357,232
  Contracts receivable, net................   10,877,491  11,673,883  11,673,883
  Contract retainage.......................    2,064,565   1,806,211   1,806,211
  Costs and estimated earnings in excess of
   billings on uncompleted contracts.......      505,096   1,306,341   1,306,341
  Prepaid expenses.........................      541,722     499,782     499,782
  Inventory................................      440,645   1,112,913   1,112,913
                                             ----------- ----------- -----------
    Total current assets...................   16,513,328  17,756,362  17,756,362
Property, plant and equipment, net.........   13,482,529  17,734,642  17,734,642
Other assets...............................      417,760     417,760     417,760
                                             ----------- ----------- -----------
                                             $30,413,617 $35,908,764 $35,908,764
                                             =========== =========== ===========
   LIABILITIES AND SHAREHOLDERS' EQUITY
   ------------------------------------
Current liabilities:
  Accounts payable.........................  $ 2,162,127 $ 1,080,567 $ 1,080,567
  Billings in excess of costs and estimated
   earnings on uncompleted contracts.......    2,509,877   2,204,482   2,204,482
  Accrued employee costs...................    1,267,013   1,903,114   1,903,114
  Accrued expenses.........................      526,553   1,036,305   1,036,305
  Current portion of notes payable.........      433,502     529,752     529,752
  Notes payable--distribution to
   shareholders............................           --          --  13,158,000
                                             ----------- ----------- -----------
    Total current liabilities..............    6,899,072   6,754,220  19,912,220
Deferred income taxes......................           --          --   1,100,000
Notes payable, less current portion........    5,111,900   5,657,142   5,657,142
                                             ----------- ----------- -----------
    Total liabilities......................   12,010,972  12,411,362  26,669,362
                                             ----------- ----------- -----------
Commitments and contingent liabilities
 (Note 10)
Shareholders' equity (Note 9):
Common stock, no par value, 20,000,000
 shares authorized, 7,000,000 shares issued
 and outstanding...........................    1,000,000   1,000,000   1,000,000
Additional paid-in capital.................    6,170,000   6,670,000   6,670,000
Retained earnings..........................   11,232,645  15,827,402   1,569,402
                                             ----------- ----------- -----------
    Total shareholders' equity.............   18,402,645  23,497,402   9,239,402
                                             ----------- ----------- -----------
                                             $30,413,617 $35,908,764 $35,908,764
                                             =========== =========== ===========

                See accompanying notes to financial statements.

                         GULF ISLAND FABRICATION, INC.

                              STATEMENT OF INCOME

                                                  YEAR ENDED DECEMBER 31,
                                            -----------------------------------
                                               1994        1995        1996
                                            ----------- ----------- -----------
Revenue.................................... $60,983,704 $63,778,740 $79,004,536
Cost of revenue............................  57,519,192  60,033,442  68,672,909
                                            ----------- ----------- -----------
Gross profit...............................   3,464,512   3,745,298  10,331,627
General and administrative expense.........   1,567,097   1,730,059   2,161,348
Non-recurring compensation charge..........          --          --     500,000
                                            ----------- ----------- -----------
Operating income...........................   1,897,415   2,015,239   7,670,279
Net interest expense.......................     327,780     429,981     383,814
                                            ----------- ----------- -----------
Net income................................. $ 1,569,635 $ 1,585,258 $ 7,286,465
                                            =========== =========== ===========
Unaudited pro forma data (Note 2):
  Net income, reported above............... $ 1,569,635 $ 1,585,258 $ 7,286,465
  Pro forma provision for income taxes
   related to operations as S Corporation..     594,000     602,000   2,934,000
                                            ----------- ----------- -----------
  Pro forma net income..................... $   975,635 $   983,258 $ 4,352,465
                                            =========== =========== ===========
Unaudited pro forma per share data (Note
 2):
  Pro forma net income per share (using
   7,854,000 shares).......................                         $       .55
                                                                    ===========



                See accompanying notes to financial statements.

                         GULF ISLAND FABRICATION, INC.

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                             COMMON STOCK     ADDITIONAL
                         --------------------  PAID-IN     RETAINED
                          SHARES     AMOUNT     SHARES     EARNINGS       TOTAL
                         --------- ---------- ----------- -----------  -----------
Balance at December 31,
 1993................... 7,000,000 $1,000,000 $6,170,000  $13,612,089  $20,782,089
Dividends paid..........        --         --         --   (5,100,666)  (5,100,666)
Net income..............        --         --         --    1,569,635    1,569,635
                         --------- ---------- ----------  -----------  -----------
Balance at December 31,
 1994................... 7,000,000  1,000,000  6,170,000   10,081,058   17,251,058
Dividends paid..........        --         --         --     (433,671)    (433,671)
Net income..............        --         --         --    1,585,258    1,585,258
                         --------- ---------- ----------  -----------  -----------
Balance at December 31,
 1995................... 7,000,000  1,000,000  6,170,000   11,232,645   18,402,645
Dividends paid..........        --         --         --   (2,691,708)  (2,691,708)
Non-recurring
 compensation charge
 (Note 9)...............        --         --    500,000           --      500,000
Net income..............        --         --         --    7,286,465    7,286,465
                         --------- ---------- ----------  -----------  -----------
Balance at December 31,
 1996................... 7,000,000 $1,000,000 $6,670,000  $15,827,402  $23,497,402
                         ========= ========== ==========  ===========  ===========



                See accompanying notes to financial statements.

                         GULF ISLAND FABRICATION, INC.

                            STATEMENT OF CASH FLOWS

                                               YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                            1994         1995         1996
                                         -----------  -----------  -----------
Cash flows from operating activities:
  Cash received from customers.........  $62,702,694  $60,262,661  $78,208,144
  Cash paid to suppliers and
   employees...........................  (59,069,196) (57,491,434) (70,631,705)
  Interest paid........................     (228,018)    (447,364)    (414,963)
                                         -----------  -----------  -----------
    Net cash provided by operating
     activities........................    3,405,480    2,323,863    7,161,476
                                         -----------  -----------  -----------
Cash flows from investing activities:
  Capital expenditures, net............     (675,571)    (991,714)  (5,837,837)
                                         -----------  -----------  -----------
Cash flows from financing activities:
  Proceeds from issuance of notes
   payable.............................   20,877,844   21,595,186   24,353,157
  Principal payments on notes payable..  (18,825,455) (20,526,383) (23,711,665)
  Dividends paid.......................   (5,100,666)    (433,671)  (2,691,708)
                                         -----------  -----------  -----------
    Net cash provided by (used in)
     financing activities..............   (3,048,277)     635,132   (2,050,216)
                                         -----------  -----------  -----------
Net increase (decrease) in cash........     (318,368)   1,967,281     (726,577)
Cash at beginning of year..............      434,896      116,528    2,083,809
                                         -----------  -----------  -----------
Cash at end of year....................  $   116,528  $ 2,083,809  $ 1,357,232
                                         ===========  ===========  ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
                                               YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                            1994         1995         1996
                                         -----------  -----------  -----------
Reconciliation of net income to net
 cash provided by operating activities:
  Net income...........................  $ 1,569,635  $ 1,585,258  $ 7,286,465
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
  Depreciation.........................    1,369,767    1,381,935    1,585,723
  Non-recurring non-cash compensation
   charge..............................           --           --      500,000
  (Increase) decrease in contracts
   receivable..........................    1,937,978   (3,516,079)    (796,391)
  (Increase) decrease in contract
   retainage...........................     (506,962)  (1,302,499)     258,354
  (Increase) decrease in costs and
   estimated earnings in excess of
   billings on uncompleted contracts...    1,125,284    1,572,933     (801,245)
  (Increase) decrease in prepaid
   expenses and other assets...........       (9,629)      74,495     (630,328)
  Increase (decrease) in accounts
   payable.............................   (1,077,013)     933,458   (1,081,560)
  Increase (decrease) in accrued
   expenses and employee costs.........     (847,702)     422,885    1,145,853
  Increase (decrease) in billings in
   excess of costs and estimated
   earnings on uncompleted contracts...     (155,878)   1,171,477     (305,395)
                                         -----------  -----------  -----------
    Net cash provided by operating
     activities........................  $ 3,405,480  $ 2,323,863  $ 7,161,476
                                         ===========  ===========  ===========

                See accompanying notes to financial statements.

                         GULF ISLAND FABRICATION, INC.

                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  Gulf Island Fabrication, Inc. (the "Company"), located in Houma, Louisiana, is engaged in the fabrication and refurbishment of offshore oil and gas platforms for oil and gas industry companies. The Company's principal markets are concentrated in the offshore regions of the coast of the Gulf of Mexico.

  On January 2, 1997, the Company acquired all outstanding shares of Dolphin Services, Inc., Dolphin Steel Sales Inc. and Dolphin Sales and Rentals Inc. (collectively, "Dolphin Services") for $5,886,083. Dolphin Services performs fabrication, sandblasting, painting and construction for offshore oil and gas platforms in inland and offshore regions of the coast of the Gulf of Mexico. (See Note 3.)

  On February 13, 1997, the Board of Directors approved the filing of an initial registration statement on Form S-1 with the Securities and Exchange commission to register and sell 4,000,000 shares of common stock. Shortly before the closing of the offering, the Company's current shareholders will elect to terminate its status as an S Corporation and will become subject to federal and state income taxes thereafter. (See Note 2.)

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

 Inventory

  Inventory consists of materials and production supplies and is stated at the lower of cost or market determined on the first-in, first-out basis.

 Property, Plant and Equipment

  Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, which range from 3 to 25 years. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

 Revenue Recognition

  Revenue from fixed-price and cost-plus construction contracts is recognized on the percentage-of-completion method, computed by the efforts-expended method which measures percentage of labor hours incurred to date as compared to estimated total labor hours for each contract.

  Contract costs include all direct material, labor and subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Also included in contract costs are a portion of those indirect contract costs related to plant capacity, such as depreciation, insurance and repairs and maintenance. These indirect costs are allocated to jobs based on actual direct labor hours incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

                      GULF ISLAND FABRICATION, INC.

  The asset caption entitled "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenue recognized in excess of the amounts billed. The liability caption entitled "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenue recognized.

 Income Taxes

  The Company's shareholders have elected to have the Company taxed as an S Corporation for federal and state income tax purposes whereby shareholders are liable for individual federal and state income taxes on their allocated portions of the Company's taxable income. Accordingly, the historical financial statements do not include any provision for income taxes.

  Shortly before the closing of the public offering, the Company's shareholders will elect to terminate the Company's status as an S Corporation, and the Company will become subject to federal and state income taxes. This will result in the establishment of a net deferred tax liability calculated at applicable federal and state income tax rates. (See Note 2.)

 Fair Value of Financial Instruments

  The carrying amount of the Company's financial instruments at December 31, 1996, including cash, contracts receivable, and notes payable, closely approximates fair value.

 Basis for Cash Flows

  For purposes of the statement of cash flows, the Company includes cash on hand and cash in banks.

NOTE 2--TERMINATION OF S CORPORATION STATUS (UNAUDITED)

  Shortly before the closing of the offering (Note 1), the Company's shareholders will elect to terminate the Company's status as an S Corporation and the Company will become subject to federal and state income taxes. Prior to its termination as an S Corporation, the Company intends to declare a distribution to its current shareholders representing substantially all of the Company's remaining undistributed S Corporation earnings through such date.

  The pro forma balance sheet of the Company as of December 31, 1996 reflects a deferred income tax liability of $1,100,000 resulting from the assumed termination of the S Corporation status and an accrual of $13,158,000 for distribution of S Corporation undistributed tax basis earnings at that date. The pro forma balance sheet does not give effect to distributions that might be paid from S Corporation earnings generated subsequent to December 31, 1996. The amount of the Company's retained earnings that is not reclassified represents primarily the C Corporation earnings prior to the Company's election of subchapter S Corporation status in 1989.

  Pro forma net income per share consists of the Company's historical income as an S Corporation, adjusted for income taxes that would have been recorded had the Company operated as a C Corporation. This amount is divided by the weighted average shares of common stock outstanding after giving effect to the stock splits described in Note 9 (7,000,000 shares), and increased to reflect sufficient additional shares to pay the distributions to shareholders in excess of 1996 historical net income (854,000 shares). All such additional shares are based on an assumed offering price of $7.50 per share, net of offering expenses. The pro forma net income per share does not give effect to distributions that may be paid from earnings generated subsequent to December 31, 1996.

NOTE 3--ACQUISITION OF DOLPHIN SERVICES

  On January 2, 1997, the Company acquired all outstanding shares of Dolphin Services, Inc., Dolphin Steel Sales Inc., and Dolphin Sales and Rentals Inc. for $5,886,083 (the "Dolphin Acquisition"), which includes

                         GULF ISLAND FABRICATION, INC.

$55,000 of direct acquisition costs. The purchase price exceeded book value of the assets and liabilities acquired by $255,000. The acquisition was financed by borrowings under the Company's line of credit and will be accounted for under the purchase method of accounting subsequent to January 2, 1997.

  The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Dolphin Services as if the acquisition had occurred on January 1, 1996. Pro forma adjustments include
(1) elimination of intercompany sales between the Company and Dolphin Services, (2) adjustments for the increase in interest expense on acquisition debt, (3) additional depreciation on property, plant and equipment and (4) related tax effects. The effects of termination of the S corporation status (Note 2) are excluded.

                                                                  YEAR ENDED
                                                               DECEMBER 31, 1996
                                                               -----------------
      Revenue.................................................   $ 103,007,964
      Net income..............................................       8,332,880
      Net income per share....................................            1.19

NOTE 4--CONTRACTS RECEIVABLE

  Amounts due on contracts as of December 31, are as follows:

                                                       1995          1996
                                                    -----------  ------------
Completed contracts................................ $   763,617  $  2,993,275
Contracts in progress:
  Current..........................................  10,118,194     8,684,928
  Retainage due within one year....................   2,064,565     1,806,211
Less: Allowance for doubtful accounts..............      (4,320)       (4,320)
                                                    -----------  ------------
                                                    $12,942,056  $ 13,480,094
                                                    ===========  ============

  The portion of the retainage due in excess of one year is not significant.

NOTE 5--COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

  Information with respect to uncompleted contracts as of December 31, is as follows:

                                                       1995          1996
                                                    -----------  ------------
Costs incurred on uncompleted contracts............ $31,469,005  $ 23,419,376
Estimated profit earned to date....................   3,981,149     2,296,505
                                                    -----------  ------------
                                                     35,450,154    25,715,881
Less: Billings to date............................. (37,454,935)  (26,614,022)
                                                    -----------  ------------
                                                    $(2,004,781) $   (898,141)
                                                    ===========  ============
The above amounts are included in the accompanying
 balance sheet under the following captions:
  Costs and estimated earnings in excess of
   billings on uncompleted contracts............... $   505,096  $  1,306,341
  Billings in excess of costs and estimated
   earnings on uncompleted contracts...............  (2,509,877)   (2,204,482)
                                                    -----------  ------------
                                                    $(2,004,781) $   (898,141)
                                                    ===========  ============

                         GULF ISLAND FABRICATION, INC.

NOTE 6--PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following at December 31:

                                                         1995          1996
                                                      -----------  ------------
Land................................................. $ 2,123,447  $  2,123,447
Buildings............................................   5,143,537     5,159,744
Machinery and equipment..............................   7,332,982    10,813,566
Improvements.........................................   7,100,252     9,385,147
Furniture and fixtures...............................     397,773       425,991
Transportation equipment.............................     403,879       404,286
Construction in progress.............................     152,742       127,651
                                                      -----------  ------------
                                                       22,654,612    28,439,832
Less: Accumulated depreciation.......................  (9,172,083)  (10,705,190)
                                                      -----------  ------------
                                                      $13,482,529  $ 17,734,642
                                                      ===========  ============

  The Company leases certain equipment used in the normal course of its operations under month-to-month lease agreements cancelable only by the Company. During 1994, 1995 and 1996, the Company expensed $2,800,000, $3,000,000 and $2,801,000, respectively, related to these leases.

NOTE 7--LINES OF CREDIT AND NOTES PAYABLE

  Lines of credit consist of the following at December 31:

                                                              1995       1996
                                                           ---------- ----------
Revolving credit agreement with two banks aggregating
 $12,000,000 available through December 31, 1998.
 Interest at prime rate or LIBOR plus 2% (9% and 8.25% at
 December 31, 1995 and 1996), payable quarterly. A fee on
 unused commitment of three-eighths of one percent per
 annum is payable quarterly..............................  $5,100,000 $3,800,000
Non-revolving line of credit with two banks aggregating
 $10,000,000. Principal payable quarterly commencing June
 30, 1997; interest at prime rate or LIBOR plus 2% (8.25%
 at December 31, 1996) payable quarterly.................          --  2,000,000
Other notes payable......................................     445,402    386,894
                                                           ---------- ----------
                                                            5,545,402  6,186,894
Less current portion.....................................     433,502    529,752
                                                           ---------- ----------
                                                           $5,111,900 $5,657,142
                                                           ========== ==========

  On January 2, 1997, the amount available under the non-revolving line of credit was increased to $15,000,000, and amounts outstanding at June 30, 1997 will automatically convert to a term loan due June 30, 2004. All other provisions remain the same. The revolving credit agreement and the non-revolving line of credit are secured by substantially all of the fixed assets of the Company. The Company is required to maintain certain balance sheet and cash flow ratios, and there are certain dividend restrictions.

                         GULF ISLAND FABRICATION, INC.

  Aggregate maturities of long-term debt in the fiscal years subsequent to 1996 are as follows:

      1997........................................................... $  529,752
      1998...........................................................  4,085,714
      1999...........................................................    285,714
      2000...........................................................    285,714
      2001...........................................................    285,714
      Thereafter.....................................................    714,286
                                                                      ----------
                                                                      $6,186,894
                                                                      ==========

NOTE 8--RETIREMENT PLAN

  The Company has a defined contribution plan (the Plan) for all employees that is qualified under Section 401(k) of the Internal Revenue Code. Contributions to the Plan by the Company are based on the participants' contributions, with an additional year end discretionary contribution determined by the Board of Directors. For the years ended December 31, 1994 and 1995, the Company contributed $347,900 and $239,200. In 1996, the Company contributed $542,000, including a discretionary contribution of $250,000. No discretionary contributions were made in 1994 or 1995. The Company pays expenses associated with the administration of the Plan.

NOTE 9--SHAREHOLDERS' EQUITY

  On December 1, 1996, the Company's principal shareholders sold 98,000 (1.4%) of their existing shares to officers and management employees at $3.57 per share. The per share price on that date was based on an independent appraisal that valued the Company as a privately held business. As a result of the Initial Public Offering, the Company has determined that it should record a non-recurring, non-cash compensation charge of $500,000 for the year ended December 31, 1996 related to the 98,000 shares. This charge was based on the difference between the net offering price the Company expects to receive in the public offering and the net cash price recipients of the 98,000 shares expect to have paid. The net cash price to recipients of $1.78 per share represents the $3.57 per share price charged by the shareholders, less $1.88 per share of tax-free dividends that the recipients expect to receive as a result of the shareholder distributions described in Note 2, increased by the recipient's share of taxable income for the year of $.09 per share. The compensation charge resulted in a corresponding increase to additional paid-in capital.

  On February 13, 1997, the Board of Directors adopted a long-term incentive compensation plan under which options for 1,000,000 shares of common stock may be granted to officers and key employees. The exercise price for options may not be less than the fair market value of the common stock on the date of grant. Options for 213,000 shares were granted.

  On February 14, 1997, the shareholders enacted the following:

    (a) Authorized the issuance of 2.5 shares of no par value common stock for each of the then outstanding 2,000,000 shares.

    (b) Authorized 5,000,000 shares of no par value preferred stock. There are no preferred shares issued or outstanding.

                         GULF ISLAND FABRICATION, INC.

  (c) Increased the authorized common shares from 10,000,000 shares to 20,000,000 shares.

  On October 6, 1997, the Company declared a two-for-one stock split, effectuated as a stock dividend on October 28, 1997. All share and per share data included in the financial statements have been restated to reflect the stock split.

NOTE 10--COMMITMENTS AND CONTINGENT LIABILITIES

  The Company has a commitment to purchase two cranes in 1997 for $4,303,000.

  The Company is one of four defendants in a lawsuit in which the plaintiff claims that the Company improperly installed certain attachments to a jacket that it had fabricated for the plaintiff. The plaintiff, which has recovered most of its out-of-pocket losses from its own insurer, seeks to recover the remainder of its claimed out-of-pocket losses (approximately $1 million) and approximately $63 million for punitive damages and for economic losses which it alleges resulted from the delay in oil and gas production that was caused by these events. Management is vigorously defending its case and, after consultation with legal counsel, does not expect that the ultimate resolution of this matter will have a material adverse effect on the financial position or results of operations of the Company.

  The Company is subject to other claims through the normal conduct of its business. While the outcome of such claims cannot be determined, management does not expect that resolution of these matters will have a material adverse effect on the financial position or results of operations of the Company.

NOTE 11--SALES TO MAJOR CUSTOMERS

  The Company's customer base is primarily concentrated in the oil and gas industry. The Company is not dependent on any one customer, and the revenue earned from each customer varies from year to year based on the contracts awarded. Sales to customers comprising 10% or more of the Company's total revenue are summarized as follows:

                                                1994        1995        1996
                                             ----------- ----------- -----------
      Customer A............................ $ 8,008,840 $        -- $        --
      Customer B............................  15,018,718  12,035,534          --
      Customer C............................          --   13,230,05          --
      Customer D............................          --          --   8,195,638
      Customer E............................          --          --   9,378,628
      Customer F............................          --          --  10,118,798

                         GULF ISLAND FABRICATION, INC.

                           CONSOLIDATED BALANCE SHEET

                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 SEPTEMBER 30,
                                                                      1997
                                                                 -------------
                             ASSETS
                             ------
Current assets:
  Cash..........................................................    $ 4,774
  Contracts receivable, net.....................................     23,777
  Contract retainage............................................      1,209
  Costs and estimated earnings in excess of billings on
   uncompleted contracts........................................      3,333
  Prepaid expenses..............................................        579
  Inventory.....................................................      1,221
                                                                    -------
    Total current assets........................................     34,893
Property, plant and equipment, net..............................     31,533
Other assets....................................................        428
                                                                    -------
                                                                    $66,854
                                                                    =======
              LIABILITIES AND SHAREHOLDERS' EQUITY
              ------------------------------------
Current liabilities:
  Accounts payable..............................................    $ 5,499
  Billings in excess of costs and estimated earnings on
   uncompleted contracts........................................      5,635
  Accrued employee costs........................................      3,072
  Accrued expenses..............................................      2,359
  Income taxes payable..........................................      1,441
                                                                    -------
    Total current liabilities...................................     18,006
Deferred income taxes...........................................      1,218
                                                                    -------
    Total liabilities...........................................     19,224
                                                                    -------
Contingencies (Note 5)
Shareholders' equity (Note 1):
  Preferred stock, no par value, 5,000,000 shares authorized, no
   shares issued and outstanding................................         --
  Common stock, no par value, 20,000,000 shares authorized,
   11,600,000 shares issued and outstanding.....................      4,133
  Additional paid-in capital....................................     34,865
  Retained earnings.............................................      8,632
                                                                    -------
    Total shareholders' equity..................................     47,630
                                                                    -------
                                                                    $66,854
                                                                    =======

    See Accompanying Notes to Consolidated Financial Statements (Unaudited)

                         GULF ISLAND FABRICATION, INC.

                        CONSOLIDATED STATEMENT OF INCOME

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                         ----------------------
                                                            1996       1997
                                                         ---------- -----------
Revenue................................................. $   60,376 $   101,556
Cost of revenue.........................................     53,275      83,282
                                                         ---------- -----------
Gross profit............................................      7,101      18,274
General and administrative expense......................      1,567       3,262
                                                         ---------- -----------
Operating income........................................      5,534      15,012
Interest expense, net...................................        297         212
                                                         ---------- -----------
Income before income taxes..............................      5,237      14,800
Provision for income taxes..............................         --       4,210
Cumulative deferred tax provision.......................         --       1,144
                                                         ---------- -----------
Net income.............................................. $    5,237 $     9,446
                                                         ========== ===========
Pro forma data (Note 3):
  Income before income taxes............................ $    5,237 $    14,800
  Provision for income taxes............................         --       4,210
  Pro forma provision for income taxes related to
   operations as S Corporation..........................      1,990       1,379
                                                         ---------- -----------
  Pro forma net income.................................. $    3,247 $     9,211
                                                         ========== ===========
Pro forma per share data (Notes 4 and 6):
  Pro forma net income per share........................ $     0.41 $      0.89
                                                         ========== ===========
  Pro forma weighted average common shares..............  7,854,000  10,370,000
                                                         ========== ===========


    See Accompanying Notes to Consolidated Financial Statements (Unaudited)

                         GULF ISLAND FABRICATION, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                 COMMON STOCK
                               -----------------
                                                 ADDITIONAL
                                                  PAID-IN   RETAINED
                                 SHARES   AMOUNT  CAPITAL   EARNINGS   TOTAL
                               ---------- ------ ---------- --------  --------
Balance at January 1, 1997...   7,000,000 $1,000  $ 6,670   $ 15,827  $ 23,497
Net proceeds from issuance of
 common stock................   4,600,000  3,133   28,195         --    31,328
Dividends paid...............          --     --       --    (16,641)  (16,641)
Net income...................          --     --       --      9,446     9,446
                               ---------- ------  -------   --------  --------
Balance at September 30,
 1997........................  11,600,000 $4,133  $34,865   $  8,632  $ 47,630
                               ========== ======  =======   ========  ========



    See Accompanying Notes to Consolidated Financial Statements (Unaudited)

                         GULF ISLAND FABRICATION, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                  (UNAUDITED)

                                 (IN THOUSANDS)

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1996      1997
                                                            --------  --------
Cash flows from operating activities:
  Cash received from customers............................. $ 59,048  $ 96,009
  Cash paid to suppliers and employees.....................  (50,804)  (81,971)
  Interest paid............................................     (298)     (212)
                                                            --------  --------
    Net cash provided by operating activities..............    7,946    13,826
                                                            --------  --------
Cash flows from investing activities:
  Capital expenditures, net................................   (5,481)  (12,787)
  Payment for purchase of Dolphin Services, net of cash
   acquired (Note 2).......................................       --    (5,803)
  Proceeds from cash surrender value policy................       --       253
                                                            --------  --------
    Net cash used in investing activities..................   (5,481)  (18,337)
                                                            --------  --------
Cash flows from financing activities:
  Proceeds from initial public offering....................       --    31,328
  Proceeds from issuance of notes payable..................   15,898    41,900
  Principal payments on notes payable......................  (17,028)  (48,659)
  Dividends paid...........................................   (1,707)  (16,641)
                                                            --------  --------
    Net cash provided by (used in) financing activities....   (2,837)    7,928
                                                            --------  --------
Net increase (decrease) in cash............................     (372)    3,417
Cash at beginning of period................................    2,084     1,357
                                                            --------  --------
Cash at end of period...................................... $  1,712  $  4,774
                                                            ========  ========
Reconciliation of net income to net cash provided by oper-
 ating activities:
  Net income............................................... $  5,237  $  9,446
  Adjustments to reconcile net income to net cash provided
   by operating activities:
  Depreciation.............................................    1,128     2,104
  Increase in accounts receivable..........................     (999)   (7,307)
  Decrease in retainage....................................      436       790
  Increase in costs and estimated earnings in excess of
   billings on uncompleted contracts.......................     (458)   (1,972)
  (Increase) Decrease in other current assets..............     (635)      967
  Increase in accounts payable and accrued expenses........    3,546     4,649
  Increase in income taxes payable.........................       --       988
  Increase in deferred income taxes........................       --     1,218
  Increase (Decrease) in billings in excess of costs and
   estimated earnings on uncompleted contracts.............     (309)    2,943
                                                            --------  --------
  Net cash provided by operating activities................ $  7,946  $ 13,826
                                                            ========  ========

           See Accompanying Notes to Financial Statements (Unaudited)

                         GULF ISLAND FABRICATION, INC.
                              SEPTEMBER 30, 1997

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1--ORGANIZATION AND SIGNIFICANT ACCOUNTING PRINCIPLES

  The consolidated financial statements include the accounts of Gulf Island Fabrication, Inc. and its wholly-owned subsidiaries (the "Company"). The Company, located in Houma, Louisiana, is engaged in the fabrication and refurbishment of offshore oil and gas platforms for oil and gas industry companies. The Company's principal markets are concentrated in the offshore regions of the Gulf of Mexico.

  On January 2, 1997, the Company acquired all outstanding shares of Dolphin Services, Inc., Dolphin Steel Sales, Inc. and Dolphin Sales and Rentals, Inc. for $5.9 million. The acquired corporations perform fabrication, sandblasting, painting and construction for offshore oil and gas platforms in inland and offshore regions of the coast of the Gulf of Mexico. On April 30, 1997, Dolphin Steel Sales, Inc. and Dolphin Sales and Rentals, Inc. merged into Dolphin Services, Inc., referred to hereinafter collectively as "Dolphin Services" (See Note 2.)

  On February 13, 1997, the Board of Directors approved the filing of an initial registration statement on Form S-1 with the Securities and Exchange Commission to register and sell 4.6 million shares of common stock. Shortly before closing of the offering on April 9, 1997, the Company's current shareholders elected to terminate its status as an S Corporation, and the Company has become subject to federal and state income taxes. (See Note 3.)

  On April 3, 1997, the Securities and Exchange Commission declared the Company's Registration Statement on Form S-1 (Registration No. 333-21863) effective. On April 9, 1997, the Company sold 4.6 million common shares pursuant to the registration statements, increasing the total shares outstanding to 11.6 million. The Company received net proceeds from the sale of $31.3 million.

  The information presented as of September 30, 1997 and for the nine month periods ended September 30, 1996 and 1997, is unaudited. In the opinion of the Company's management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) which the Company considers necessary for the fair presentation of the Company's financial position as of September 30, 1997 and the results of its operations and its cash flows for the nine month periods ended September 30, 1996 and 1997. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

  In the opinion of management, the financial statements included herein have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

NOTE 2--ACQUISITION OF DOLPHIN SERVICES

  On January 2, 1997, the Company acquired all outstanding shares of Dolphin Services for $5.9 million, which was financed by borrowings under the Company's line of credit. The Company acquired assets with a fair value of $9.6 million and assumed liabilities of $3.8 million. The acquisition was accounted for under the purchase method of accounting. Accordingly, the operations of Dolphins Services are included in the Company's operations from January 2, 1997. Assuming the acquisition of Dolphin Services had occurred on January 1, 1996, pro forma revenue and pro forma net income for the nine months ended September 30, 1996 would have been $77.4 million and $4.3 million, respectively, including a pro forma provision for income taxes assuming the Company had operated as a C Corporation. Pro forma net income per share for the nine months ended September 30, 1996 would have been $.54, based on pro forma weighted average common shares outstanding of 7,854,000.

                         GULF ISLAND FABRICATION, INC.

NOTE 3--TERMINATION OF S CORPORATION STATUS

  On April 4, 1997, the Company's shareholders elected to terminate the Company's status as an S Corporation, and the Company became subject to federal and state income taxes. In conjunction with the termination of S Corporation status, the Company paid a distribution of $14 million to its current shareholders representing substantially all of the Company's remaining undistributed S Corporation earnings through April 4, 1997. The S Corporation earnings for the period April 1, 1997 to April 4, 1997 were an immaterial part of the total distribution.

  The balance sheet of the Company as of September 30, 1997 reflects a deferred income tax liability of $1,218,000, which includes $1,144,000 of deferred income tax liability resulting from the termination of the S Corporation status. The amount of the Company's retained earnings represents primarily the C Corporation earnings prior to the Company's election of S Corporation status in 1989 and earnings after April 4, 1997.

  The pro forma income statement presentation reflects an additional provision for income taxes as if the Company had been subject to federal and state income taxes since January 1, 1996 using an assumed effective tax rate of approximately 38%.

NOTE 4--PRO FORMA PER SHARE DATA

  Pro forma per share data for the nine month periods ended September 30, 1996 and 1997 consist of the Company's historical income, adjusted to reflect income taxes as if the Company had operated as a C Corporation for the nine month periods ended September 30, 1996 and 1997. This calculation excludes the charge of $1,144,000 related to cumulative deferred income taxes resulting from conversion to a C Corporation on April 4, 1997. The weighted average share calculations include the assumed issuance of additional shares sufficient to pay the distributions made to shareholders in connection with the Company's initial public offering in 1997, to the extent such distributions exceeded net income for the year ended December 31, 1996.

  The Company used proceeds received from its public offering to repay all outstanding debt at the time of the offering. Accordingly, the Company has calculated a pro forma supplemental net income per share of $.83 for the nine months ended September 30, 1997. The amount is calculated by (a) dividing the pro forma supplemental net income, increased by the interest expense, net of tax, on the debt extinguished, by (b) average shares outstanding, as increased to reflect the assumed issuance of sufficient additional shares to retire the debt calculated based on the date of issue of the debt. All such additional shares are assumed to be issued at the offering price of $7.50 per share, net of offering expenses.

NOTE 5--CONTINGENCIES

  The Company is one of four defendants in a lawsuit in which the plaintiff claims that the Company improperly installed certain attachments to a jacket that it had fabricated for the plaintiff. The plaintiff, which has recovered most of its out-of-pocket losses from its insurer, seeks to recover the remainder of its claimed out-of-pocket losses (approximately $1 million) and approximately $63 million for punitive damages and for economic losses which it alleges resulted from the delay in oil and gas production that was caused by these events. The Company is vigorously contesting the plaintiff's claims and, based on the Company's analysis of those claims, the Company's defenses thereto, and the Court's rulings received to date, the Company believes that its liability for such claims, if any, will not be material to its financial position. In view of the uncertainties inherent in litigation, however, no assurance can be given as to the ultimate outcome of such claims.

  The Company is subject to claims arising through the normal conduct of its business. While the ultimate outcome of such claims cannot be determined, management does not expect that these matters will have a material adverse effect on the financial position or results of operations of the Company.

                         GULF ISLAND FABRICATION, INC.

NOTE 6--STOCK SPLIT

  On October 6, 1997, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend to be distributed on October 28, 1997 to shareholders of record on October 21, 1997. All share and per share data included in the financial statements have been restated to reflect the stock split.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Dolphin Services, Inc., Dolphin Sales and Rentals, Inc.
 and Dolphin Steel Sales, Inc.

  In our opinion, the accompanying combined balance sheet and the related combined statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Dolphin Services, Inc., Dolphin Sales and Rentals, Inc. and Dolphin Steel Sales, Inc. (the "Companies") at December 31, 1996, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Companies' management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

New Orleans, Louisiana
January 23, 1997

            DOLPHIN SERVICES, INC., DOLPHIN SALES AND RENTALS, INC.
                         AND DOLPHIN STEEL SALES, INC.

                             COMBINED BALANCE SHEET

                               DECEMBER 31, 1996

                              ASSETS
                              ------
Current assets:
  Cash............................................................. $   82,842
  Contracts receivable, net of allowance for doubtful accounts of
   $65,856.........................................................  4,659,266
  Contract retainage...............................................    193,045
  Other receivables................................................    137,387
  Costs and estimated earnings in excess of billings on uncompleted
   contracts.......................................................     55,493
  Inventory........................................................    766,624
  Prepaid expenses and other current assets........................    385,290
                                                                    ----------
    Total current assets...........................................  6,279,947
Property and equipment, net........................................  3,171,823
Other assets.......................................................    254,282
                                                                    ----------
    Total assets................................................... $9,706,052
                                                                    ==========
               LIABILITIES AND SHAREHOLDERS' EQUITY
               ------------------------------------
Current liabilities:
  Accounts payable................................................. $1,455,096
  Billings in excess of costs and estimated earnings on uncompleted
   contracts.......................................................    488,357
  Accrued expenses.................................................    151,044
  Accrued employee costs...........................................    561,608
  Income taxes payable.............................................    453,490
  Other liabilities................................................     92,074
Current portion of notes payable...................................    205,959
                                                                    ----------
    Total current liabilities......................................  3,407,628
Notes payable, less current portion................................    366,181
Deferred taxes.....................................................    301,160
                                                                    ----------
    Total liabilities..............................................  4,074,969
                                                                    ----------
Commitments and contingent liabilities (Note 8)
Shareholders' equity:
 Dolphin Services, Inc.--
  Common stock, no par value, 200,000 shares authorized, 132,288 shares issued and 111,898 outstanding (20,390 held in
   treasury).......................................................    476,971
 Dolphin Sales and Rentals, Inc.--
  Common stock, no par value, 10,000 shares authorized, 1,000
   shares issued and outstanding...................................      1,000
 Dolphin Steel Sales, Inc.--
  Common stock, no par value, 10,000 shares authorized, 1,000
   shares issued and outstanding...................................      1,000
  Retained earnings................................................  5,455,961
  Treasury stock, at cost..........................................   (303,849)
                                                                    ----------
    Total shareholders' equity.....................................  5,631,083
                                                                    ----------
                                                                    $9,706,052
                                                                    ==========

              See accompanying notes to the financial statements.

            DOLPHIN SERVICES, INC., DOLPHIN SALES AND RENTALS, INC.
                         AND DOLPHIN STEEL SALES, INC.

               COMBINED STATEMENT OF INCOME AND RETAINED EARNINGS

                          YEAR ENDED DECEMBER 31, 1996

Revenue............................................................ $26,801,965
Cost of revenue....................................................  22,949,869
                                                                    -----------
Gross profit.......................................................   3,852,096
General and administrative expense.................................   1,641,519
                                                                    -----------
Operating income...................................................   2,210,577
Interest expense...................................................       4,656
                                                                    -----------
Income before income taxes.........................................   2,205,921
Provision for income taxes.........................................     822,127
                                                                    -----------
Net income.........................................................   1,383,794
Retained earnings, beginning of year...............................   4,072,167
                                                                    -----------
Retained earnings, end of year..................................... $ 5,455,961
                                                                    ===========



              See accompanying notes to the financial statements.

            DOLPHIN SERVICES, INC., DOLPHIN SALES AND RENTALS, INC.
                         AND DOLPHIN STEEL SALES, INC.

                        COMBINED STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1996

Cash flows from operating activities:
  Cash received from customers...................................  $ 25,574,686
  Cash paid to suppliers and employees...........................   (24,002,725)
  Interest paid..................................................        (4,656)
                                                                   ------------
    Net cash provided by operating activities....................     1,567,305
                                                                   ------------
Cash flows from investing activities:
  Capital expenditures, net......................................      (883,844)
  Proceeds from sale of assets...................................        17,700
                                                                   ------------
    Net cash used in investing activities........................      (866,144)
                                                                   ------------
Cash flows from financing activities:
  Proceeds from issuance of notes payable........................       950,158
  Principal payments on notes payable............................    (1,465,905)
  Proceeds from issuance of common stock.........................        46,969
  Purchase of treasury stock.....................................      (271,451)
                                                                   ------------
    Net cash used in financing activities........................      (740,229)
                                                                   ------------
Net decrease in cash.............................................       (39,068)
Cash at beginning of year........................................       121,910
                                                                   ------------
Cash at end of year..............................................  $     82,842
                                                                   ============
Supplemental Cash Flow Information:
Net income.......................................................  $  1,383,794
Adjustments to reconcile net income to net cash provided by oper-
 ating activities:
  Depreciation...................................................       427,459
  Increase in contracts receivable...............................    (1,788,344)
  Decrease in contract retainage.................................       412,069
  Loss on sale of assets.........................................         3,599
  Increase in other receivables..................................      (137,387)
  Increase in costs and estimated earnings in excess of billings
   on uncompleted contracts......................................       (55,493)
  Increase in inventory..........................................       (11,850)
  Decrease in prepaid expenses and other current assets..........       123,684
  Decrease in other assets.......................................       202,371
  Increase in accounts payable...................................       462,579
  Decrease in billings in excess of costs and estimated earnings
   on uncompleted contracts......................................       (41,926)
  Increase in accrued expenses...................................       104,032
  Increase in accrued employee costs.............................         7,830
  Increase in income taxes payable...............................       406,077
  Increase in other liabilities..................................         8,317
  Increase in deferred taxes.....................................        60,494
                                                                   ------------
    Net cash provided by operating activities....................  $  1,567,305
                                                                   ============

              See accompanying notes to the financial statements.

            DOLPHIN SERVICES, INC., DOLPHIN SALES AND RENTALS, INC.
                         AND DOLPHIN STEEL SALES, INC.

                  NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 The Companies and Principles of Combination

  The financial statements of Dolphin Services, Inc., Dolphin Sales and Rentals, Inc., and Dolphin Steel Sales, Inc. (the "Companies") are combined, as each company is substantially owned by identical shareholders. Intercompany accounts and transactions are eliminated in the combination.

  Dolphin Services, Inc. ("Services"), located in Houma, Louisiana, performs offshore and inshore fabrication and other construction services for the oil and gas industry. Services' principal markets are concentrated on the inland and offshore regions of the coast of the Gulf of Mexico. Dolphin Sales and Rentals, Inc. owns the land and building leased by Services. There is no other activity for this Company. Dolphin Steel Sales, Inc. sells steel plates to Services and third parties.

  For the year ended December 31, 1996, the Companies were owned by various management personnel and other investors. Effective January 2, 1997, all outstanding shares of common stock were sold to Gulf Island Fabrication, Inc. ("Gulf Island").

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Inventory

  Inventory consists of materials and production supplies not held for resale, valued at $356,775, and steel inventory held for resale, valued at $409,849. All inventory is stated at the lower of cost or market determined on the first-in, first-out basis.

 Property, Plant and Equipment

  Property, plant and equipment are carried at cost. Depreciation of assets is computed by the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed by the straight-line method over the shorter of the useful life of the asset or the life of the lease. Useful lives range from 30 years for buildings; 10 to 20 years for machinery and equipment; 5 years for furniture and fixtures; 3 to 5 years for vehicles; 10 years for leasehold improvements and 5 years for other equipment. As the Companies have not had any construction projects of significant duration, no interest costs have been capitalized; however, certain labor and other direct construction costs have been capitalized as part of the assets.

  Assets retired or otherwise disposed of are removed from the accounts along with any related depreciation and amortization, and the resultant gain or loss is reflected in income. Maintenance and repairs are charged to expense as incurred.

 Revenue Recognition

  Revenue from fixed-price and time and materials construction contracts is recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion.

            DOLPHIN SERVICES, INC., DOLPHIN SALES AND RENTALS, INC.
                         AND DOLPHIN STEEL SALES, INC.

            NOTES TO THE COMBINED FINANCIAL STATEMENTS--(CONTINUED)


  Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Also included in contract costs are a portion of those indirect contract costs related to plant capacity, such as depreciation, insurance and repairs and maintenance. These indirect costs are allocated to jobs based on actual direct labor hours incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

  The asset caption entitled "costs and estimated earnings in excess of billings on uncompleted contracts" represents revenue recognized in excess of amounts billed. The liability caption "billings in excess of cost and estimated earnings on uncompleted contracts" represents amounts billed in excess of revenue recognized.

 Income Taxes

  The Companies provide for taxes on the basis of items included in the determination of income for financial reporting purposes regardless of the period when such items are reported for tax purposes. Accordingly, the Companies record deferred tax liabilities and assets for future tax consequences of events that have been recognized in different periods for financial and tax purposes.

  Immediately prior to the sale of the outstanding stock of the Companies to Gulf Island on January 2, 1997, the Companies' shareholders elected to change the Companies' statuses from C Corporations to S Corporations for federal and state income tax purposes, which is consistent with the S Corporation status under which Gulf Island has operated. Accordingly, the shareholders will become liable for all future individual federal and state income taxes on the allocated portions of the Companies' taxable income.

 Fair Value of Financial Instruments

  The carrying amount of the Companies' financial instruments at December 31, 1996 including cash, contracts receivable, and notes payable, closely approximates fair value.

 Basis for Cash Flows

  For purposes of the combined statement of cash flows, the Companies include cash on hand and cash in banks.

NOTE 2--CONTRACTS RECEIVABLE

  Amounts due on contracts as of December 31, 1996 are as follows:

     Completed contracts............................................ $2,957,585
     Contracts in progress:
       Current......................................................  1,767,537
       Retainage due within one year................................    193,045
       Less: Allowance for doubtful accounts........................    (65,856)
                                                                     ----------
                                                                     $4,852,311
                                                                     ==========

            DOLPHIN SERVICES, INC., DOLPHIN SALES AND RENTALS, INC.
                         AND DOLPHIN STEEL SALES, INC.

            NOTES TO THE COMBINED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 3--COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

  Information with respect to uncompleted contracts as of December 31, 1996 is as follows:

Costs incurred on uncompleted contracts.......................... $ 2,616,465
Estimated profit earned to date..................................     166,708
                                                                  -----------
                                                                  $ 2,783,173
  Less: Billings to date.........................................  (3,216,037)
                                                                  -----------
                                                                  $  (432,864)
                                                                  ===========
The above amounts are included in the accompanying balance sheet under the following captions:
  Costs and estimated earnings in excess of billings on
   uncompleted contracts......................................... $    55,493
  Billings in excess of costs and estimated earnings on
   uncompleted contracts.........................................    (488,357)
                                                                  -----------
                                                                  $  (432,864)
                                                                  ===========

NOTE 4--PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consist of the following at December 31, 1996:

Land............................................................... $   332,216
Buildings and leasehold improvements...............................   1,197,895
Furniture and fixtures.............................................      46,751
Machinery and equipment............................................   4,536,423
Automotive equipment...............................................     662,049
Other..............................................................     123,551
                                                                    -----------
                                                                      6,898,885
Less: Accumulated depreciation and amortization....................  (3,727,062)
                                                                    -----------
                                                                    $ 3,171,823
                                                                    ===========

  Depreciation expense for 1996 totalled $427,459.

NOTE 5--NOTES PAYABLE AND LINE OF CREDIT

  Notes payable and line of credit consist of the following at December 31, 1996:

Note payable to bank, interest at 8%; monthly principal installments of $9,047 plus interest through April 30, 2001; secured by a 4100
 Series Manitowoc crane.............................................. $474,834
Notes payable to bank, interest at a prime rate plus 1% (9.25% at
 December 31, 1996); monthly principal installments of $4,500 plus interest through April 30, 1997; secured by accounts receivable and
 inventory...........................................................   22,306
Revolving credit agreement with a bank, aggregating $1,500,000 through April 1997. Interest at a prime rate (8.25% at December 31,
 1996), payable monthly; secured by and limited to certain qualifying
 accounts receivable.................................................   75,000
                                                                      --------
  Total notes payable................................................  572,140
Less current portion.................................................  205,959
                                                                      --------
Long-term notes payable.............................................. $366,181
                                                                      ========

            DOLPHIN SERVICES, INC., DOLPHIN SALES AND RENTALS, INC.
                         AND DOLPHIN STEEL SALES, INC.

            NOTES TO THE COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  Maturities of long-term notes payable and line of credit for years subsequent to 1996 are as follows:

     1997.............................................................. $205,959
     1998..............................................................  108,564
     1999..............................................................  108,564
     2000..............................................................  108,564
     2001..............................................................   40,489
                                                                        --------
                                                                        $572,140
                                                                        ========

  In connection with the purchase of the companies on January 2, 1997, Gulf Island paid all outstanding debt of the Companies in full.

NOTE 6--INCOME TAXES

  The components of the provision for income taxes for the year ended December 31, 1996 follow:

     Current tax expense:
       Federal........................................................ $685,880
       State..........................................................   75,753
                                                                       --------
     Total current tax expense........................................  761,633
     Deferred tax expense.............................................   60,494
                                                                       --------
     Total provision for income taxes................................. $822,127
                                                                       ========

  Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Companies' assets and liabilities. The Companies' temporary differences primarily relate to differences in depreciation for book and tax purposes and different methods for recognizing bad debts. The provision for income taxes is greater than the amount of income tax determined by applying the applicable federal rate to pre-tax income due to state income taxes.

NOTE 7--RETIREMENT PLAN

  Services has a qualified 401(k) profit sharing plan (the Plan) for employees. The Plan provides for a 50% match by Services for employee contributions of up to 6% of gross pay. Such employer contributions vest over a period of 6 years and totaled $73,852 in 1996. Services pays expenses associated with the administration of the Plan which totalled $5,214 in 1996.

NOTE 8--COMMITMENTS AND CONTINGENT LIABILITIES

  From time to time, the Companies are parties to various legal proceedings arising in the ordinary course of business. The Companies are not currently party to any material litigation and is not aware of any litigation threatened against it that could have a material adverse effect on the financial statements or results of operations.

NOTE 9--SALES TO MAJOR CUSTOMERS

  Services' customer base is primarily concentrated in the oil and gas industry. Services is not dependent on any one customer, and the revenue earned from each customer varies from year to year based on the contracts awarded. Sales to customers comprising 10% or more of the Companies' total revenue in 1996 are summarized as follows:

     Customer A...................................................... $4,469,607
     Customer B......................................................  2,794,040

                 [PHOTO(S) APPEAR HERE--SEE DESCRIPTION BELOW]

         AERIAL VIEW OF THE COMPANY'S FACILITIES AND SURROUNDING AREAS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFOR-MATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OF-FERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   9
Uncertainty of Forward-Looking Information...............................  13
Prior S Corporation Status...............................................  14
Price Range of Common Stock and Dividend Policy..........................  14
Capitalization...........................................................  15
Selected Financial and Operating Data....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  23
Management...............................................................  35
Principal and Selling Shareholders.......................................  41
Certain Transactions.....................................................  42
Description of Capital Stock.............................................  42
Underwriting.............................................................  45
Legal Matters............................................................  46
Experts..................................................................  46
Available Information....................................................  46
Glossary of Certain Technical Terms......................................  47
Index to Consolidated Financial Statements............................... F-1


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,000,000 SHARES

             [LOGO OF GULF ISLAND FABRICATION, INC. APPEARS HERE]

                         GULF ISLAND FABRICATION, INC.

                                 COMMON STOCK

                                ---------------
                                  PROSPECTUS
                                ---------------

                         MORGAN KEEGAN & COMPANY, INC.

                       RAYMOND JAMES & ASSOCIATES, INC.

                         JOHNSON RICE & COMPANY L.L.C.

                                      , 1997


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Estimated expenses payable in connection with the proposed sale of Common Stock covered hereby are as follows:

      SEC registration fee.......................................... $ 23,175
      NASD filing fee...............................................    8,148
      Printing expenses.............................................  100,000
      Legal fees and expenses.......................................   65,000
      Accounting fees and expenses..................................   86,000
      Blue Sky fees and expenses (including counsel fees)...........    5,000
      Transfer agent fees and expenses..............................   37,000
      Miscellaneous expenses........................................   10,000
                                                                     ---------
        Total expenses.............................................. $295,023
                                                                     ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Louisiana Business Corporation Law (the "LBCL"), Section 83, (i) gives Louisiana corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers; (ii) subject to specific conditions and exclusions, gives a director or officer who successfully defends such an action the right to be so indemnified; and (iii) authorizes Louisiana corporations to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, authorization of shareholders or otherwise.

  The Company's By-laws make mandatory the indemnification of directors and officers permitted by the LBCL. The standard to be applied in evaluating any claim for indemnification (excluding claims for expenses incurred in connection with the successful defense of any proceeding or matter therein for which indemnification is mandatory without reference to any such standard) is whether the claimant acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company. With respect to any criminal action or proceeding, the standard is that the claimant had no reasonable cause to believe the conduct was unlawful. No indemnification is permitted in respect of any claim, issue or matter as to which a director or officer shall have been adjudged by a court of competent jurisdiction to be liable for willful or intentional misconduct or to have obtained an improper personal benefit, unless, and only to the extent that the court shall determine upon application that, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

  The Company maintains liability policies to indemnify its officers and directors against loss arising from claims by reason of their legal liability for acts as officers and directors, subject to limitations and conditions to be set forth in the policies.

  The Underwriters have also agreed to indemnify the directors and certain of the Company's officers against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that such directors and officers may be required to make in respect thereof.

  Each of the Company's directors and executive officers has entered into an indemnity agreement with the Company, pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that the Company will indemnify the directors and executive officers against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director or executive officer by reason of his position as director or officer that are in excess of the coverage provided by any such insurance, provided that the director or officer meets certain standards of conduct. A form of indemnity agreement containing such standards of conduct is included as an exhibit to this Registration Statement. Under the indemnity agreements, the Company is not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to the Company from the insurance.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS

  1.1  Form of Underwriting Agreement.
  2.1 Stock Purchase Agreement with respect to Dolphin Services, Inc. dated as of November 27, 1996.*
  2.2 Stock Purchase Agreement with respect to Dolphin Steel Sales, Inc., dated as of November 27, 1996.*
  2.3 Stock Purchase Agreement with respect to Dolphin Sales & Rentals, Inc., dated as of November 27, 1996.*
  3.1  Amended and Restated Articles of Incorporation of the Company.*
  3.2  By-laws of the Company.*
  4.1  See Exhibits 3.1 and 3.2 for provisions of the Company's Amended and
       Restated Articles of Incorporation and By-laws defining the rights of holders of Common Stock.
  4.2  Specimen Common Stock certificate.*
  5.1  Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre L.L.P.
 10.1 Form of Indemnity Agreement by and between the Company and each of its directors and executive officers.*
 10.2  Registration Rights Agreement between the Company and Alden J. Laborde.*
 10.3  Registration Rights Agreement between the Company and Huey J. Wilson.*
 10.4 Fifth Amended and Restated Revolving Credit and Term Loan Agreement among the Company and First National Bank of Commerce and Whitney
       National Bank, dated as of October 24, 1996 (the "Bank Credit
       Facility").*
 10.5  First Amendment to the Company's Bank Credit Facility, dated as of
       January 2, 1997.*
 10.6  Second Amendment to the Company's Bank Credit Facility, dated as of
       March 18, 1997.*
 10.7  The Company's Long-Term Incentive Plan.*
 10.8  Form of Stock Option Agreement under the Company's Long-Term Incentive
       Plan.*
 10.9  Form of Reimbursement Agreement.*
 10.10 Stock Purchase Agreements between the Company and shareholders of Southport, Inc., dated November 12, 1997.
 21.1  Subsidiaries of the Company.*
 23.1  Consent of Price Waterhouse, LLP.
 23.2  Consent of Jones, Walker, Waechter, Poitevent, Carrere & Denegre L.L.P.
       (included in Exhibit 5.1).
 24.1  Power of Attorney (included in the Signature Page to the Registration
       Statement).**
 27.1  Financial Data Schedule.**

  (B) FINANCIAL STATEMENTS SCHEDULE.

  Schedule II
--------
* Incorporated by reference to the Company's Registration Statement on Form S-1 filed with the Commission on February 14, 1997 (Registration Number 333-21863).

** Previously filed.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement (Registration No. 333-39695) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houma, State of Louisiana, on November 13, 1997.

                                          GULF ISLAND FABRICATION, INC.

                                                   /s/ Kerry J. Chauvin
                                          By: _________________________________
                                              Kerry J. Chauvin President and
                                                  Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement (Registration No. 333-39695) has been signed by the following persons in the capacities and on the dates indicated.



           SIGNATURE                    TITLE                 DATE


            *                   Chairman of the Board     November 13, 1997
-------------------------------
       Alden J. Laborde

     /s/ Kerry J. Chauvin       President, Chief
------------------------------- Executive Officer         November 13, 1997
       Kerry J. Chauvin         and Director
                                (Principal Executive
                                Officer)


            *                   Vice President--          November 13, 1997
------------------------------- Finance, Chief
   Joseph P. Gallagher, III     Financial Officer,
                                Secretary and
                                Treasurer (Principal
                                Financial and
                                Accounting Officer)


            *                   Director                  November 13, 1997
-------------------------------
       Gregory J. Cotter


            *                   Director                  November 13, 1997
-------------------------------
       Thomas E. Fairley


                                Director                  November   , 1997
-------------------------------
         Hugh J. Kelly


            *                   Director                  November 13, 1997
-------------------------------
        John P. Laborde


                                Director                  November   , 1997
-------------------------------
        Huey J. Wilson


       /s/ Kerry J. Chauvin
*By: ____________________________
         Kerry J. Chauvin
         Attorney-in-Fact

                                                                     SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         COLUMN A           COLUMN B       COLUMN C         COLUMN D   COLUMN E
-------------------------------------------------------------------------------
                                           ADDITIONS       DEDUCTIONS
                                      ------------------- ------------
                                                                       BALANCE
                           BALANCE AT CHARGED TO CHARGED                AT END
                           BEGINNING  COSTS AND  TO ORDER                 OF
       DESCRIPTION         OF PERIOD   EXPENSES  ACCOUNTS (WRITE-OFFS)  PERIOD
-------------------------------------------------------------------------------
Year Ended December 31,
 1994
  Allowance for doubtful
   accounts...............   $4,290      $--       $--        $--       $4,290
Year Ended December 31,
 1995
  Allowance for doubtful
   accounts...............    4,290       30        --         --        4,320
Year Ended December 31,
 1996
  Allowance for doubtful
   accounts...............    4,320       --        --         --        4,320

                                      S-1